                                           REGISTRATION STATEMENT NO. 333-______

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     AND/OR

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE

                           (Exact name of Registrant)

                         THE TRAVELERS INSURANCE COMPANY

                               (Name of Depositor)

                 One Cityplace, Hartford, Connecticut 06103-3415
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including area code: (860) 308-1000

                                ERNEST J. WRIGHT
                         The Travelers Insurance Company
                                  One Cityplace

                        Hartford, Connecticut 06103-3415
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable following the effectiveness of the Registration Statement.

It is proposed that this filing will become effective (check appropriate box):

[  ]    immediately upon filing pursuant to paragraph (b)

[  ]    on ________ pursuant to paragraph (b)

[  ]    60 days after filing pursuant to paragraph (a)(1)

[  ]    on _________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

_____   this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the
Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

TRAVELERS VARIABLE LIFE ACCUMULATOR

(Series 3)

Flexible Premium Variable Life Insurance Policies –[May 10, 2004] Prospectus

Issued to Individuals by:
The Travelers Insurance Company — The Travelers Fund UL (a separate account)
or
The Travelers Life and Annuity Company — The Travelers Fund UL II (a separate account)

This prospectus describes information you should know before you purchase Travelers Variable Life Accumulator – Series 3, a flexible premium variable life insurance policy issued by The Travelers Life and Annuity Company (TLAC) or The Travelers Insurance Company (TIC). TLAC does not solicit or issue insurance products in the state of New York. Please be aware that this is a prospectus, which highlights many Policy provisions and communicates the Policy’s primary features. Some policy features may not be available in some states and there may be variations in your Policy from descriptions contained in this prospectus because of differences in state law. We use certain terms throughout this prospectus, which are defined in Appendix A. The language of the Policy itself determines your rights and obligations under the Policy. Please keep this prospectus for future reference.

As a life insurance policy, the Policy is a contract between you and the Company. The Policy is designed to provide insurance protection on the life of an individual and to build Cash Value. You agree to make sufficient Premium Payments to the Company and the Company agrees to pay a Death Benefit to your Beneficiary after the death of the Named Insured (Insured). Premium Payments are flexible in both frequency and amount. You can build Cash Value by investing in a variety of Investment Options, which, in turn, invest in professionally managed Mutual Funds (the Funds, listed below). A fixed rate option (the Fixed Account) is also available. Except for amounts in the Fixed Account, the value of your Policy will vary based on the performance of the Funds you select.

Capital Appreciation Fund	Putnam Variable Trust
Managed Assets Trust	Putnam VT Small Cap Value Fund — Class IB Shares
Money Market Portfolio (Travelers)	Scudder Investment VIT Funds
AllianceBernstein Variable Product Series Fund, Inc.	EAFE® Equity Index Fund — Class A Shares
AllianceBernstein Premier Growth Portfolio — Class B	Small Cap Index Fund — Class A Shares
American Funds Insurance Series	Smith Barney Multiple Discipline Trust
Global Growth Fund — Class 2 Shares	Multiple Discipline Portfolio – All Cap Growth and Value
Growth Fund — Class 2 Shares	Multiple Discipline Portfolio – Balanced All Cap Growth and Value
Growth-Income Fund — Class 2 Shares	The Merger Fund VL
Delaware VIP Trust	The Merger Fund VL
Delaware VIP REIT Series – Standard Class	The Travelers Series Trust
Dreyfus Variable Investment Fund	Convertible Securities Portfolio
Variable Investment Fund — Appreciation Portfolio — Initial Shares	Equity Income Portfolio
Variable Investment Fund — Developing Leaders Portfolio — Initial Shares	Large Cap Portfolio
Franklin Templeton Variable Insurance Products Trust	MFS Mid Cap Growth Portfolio
Franklin Small Cap Fund — Class 2 Shares	Pioneer Fund Portfolio
Mutual Shares Securities Fund — Class 2 Shares	U.S. Government Securities Portfolio
Templeton Developing Markets Securities Fund – Class 2	Travelers Series Fund Inc.
Templeton Foreign Securities Fund — Class 2 Shares	AIM Capital Appreciation Portfolio
Franklin Templeton Variable Insurance Products Trust	Fidelity Strategic Equity Portfolio
Goldman Sachs Variable Insurance Trust	MFS Total Return Portfolio
Goldman Sachs Capital Growth Fund	Pioneer Strategic Income Portfolio
Greenwich Street Series Fund	Smith Barney Aggressive Growth Portfolio
Equity Index Portfolio — Class I Shares	Smith Barney High Income Portfolio
Fundamental Value Portfolio	Smith Barney Large Cap Value Portfolio
Janus Aspen Series	Smith Barney Large Capitalization Growth Portfolio
Global Technology Portfolio — Service Shares	Van Kampen Life Investment Trust
Mid Cap Growth Portfolio — Service Shares	Comstock Portfolio Class II Shares
Lazard Retirement Series, Inc.	Emerging Growth Portfolio Class I Shares
Lazard Retirement Small Cap Portfolio	Variable Insurance Products Fund II
PIMCO Variable Insurance Trust	Contrafund® Portfolio — Service Class
Total Return Portfolio — Administrative Class	Variable Insurance Products Fund III
Pioneer Variable Contracts Trust	Mid Cap Portfolio — Service Class 2
Pioneer Mid Cap Value VCT Portfolio — Class II Shares

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To learn more about the Policy you can request a copy of the Statement of Additional Information (“SAI”) dated [May 10, 2004.] We filed the SAI with the Securities and Exchange Commission (“SEC”), and it is incorporated by reference into this prospectus. To request a copy, write to Travelers Life & Annuity, Policy Holder Services, P.O. Box 990019, Hartford, Connecticut 06199-0019, call 1-800-334-4298 or access the SEC’s website (http://www.sec.gov).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Variable life insurance policies are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, or any other government agency. Replacing any existing life insurance policy with this Policy may not be to your advantage.

Table of Contents

Summary of Principal Policy Benefits and Risks	4
Policy Summary	4
Principal Policy Benefits	4
Principal Policy Risks	6
Fund Company Risks	7
Fee Tables	8
Transaction Fees	8
Periodic Charges other than Fund Operating Expenses	9
Charges for Optional Riders	10
Fund Charges and Expenses	13
Description of the Companies, Separate Accounts and Funds	14
The Insurance Companies	14
The Separate Accounts and Their Investment Options	14
The Funds	15
Voting Rights	19
Conflicts of Interest	19
The Fixed Account	19
Policy Charges and Deductions	20
Charges Against Premium	20
Charges Against Cash Value	21
Charges Against the Separate Account	22
Fund Charges	22
Modification, Reserved Rights and Other Charges	22
Policy Description	23
Similar Policy Availability	23
Applying for a Policy	23
When Coverage Begins	24
Right to Cancel (free look period)	24
Tax Free ‘Section 1035’ Exchanges	24
Ownership/Policy Rights	25
Premiums	27
Amount, Frequency and Duration of Premium Payments	27
Allocation of Premium Payments	28
Values Under Your Policy	28
Cash Value	28
Investment Option Valuation	28
Fixed Account Valuation	29
Loan Account Valuation	29
Transfers	30
Transfers of Cash Value	30
Transfer of Cash Value from the Fixed Account to the Investment Options	30
Transfer of Cash Value from the Investment Options to the Fixed Account	31
Telephone Transfers	31
Dollar Cost Averaging (DCA Program)	31
Portfolio Rebalancing	31

Death Benefit	31
Death Benefit Examples	32
Changing the Death Benefit Option	33
Paying the Death Benefit and Payment Options	33
Benefits at Maturity	34
Other Benefits	34
Exchange Option	34
Riders (Supplemental Insurance Benefits)	34
Policy Surrenders	37
Full Surrender	37
Partial Surrender	37
Policy Loans	37
Loan Conditions	37
Effects of Loans	38
Lapse and Reinstatement	38
Lapse	38
Grace Period	39
Lapse Protection Guarantee Rider	39
Reinstatement	39
Federal Tax Considerations	40
Potential Benefits of Life Insurance	40
Tax Status of the Policy	41
Tax Treatment of Policy Benefits	41
Other Tax Considerations	44
Insurable Interest	44
The Company’s Income Taxes	44
Alternative Minimum Tax	44
Other Policy Information	44
Payment and Suspension of Valuation	44
Policy Statements	44
Limits on Right to Contest and Suicide Exclusion	45
Misstatement as to Sex and Age	45
Policy Changes	45
Distribution	45
Emergency Procedure	47
Restrictions on Financial Transactions	47
Legal Proceedings	47
Financial Statements	47
Appendix A: Glossary of terms used throughout this prospectus	A-1
Appendix B: Surrender Penalties for all Policies except those issued in New York	B-1
Appendix C: Surrender Penalties for all Policies issued in New York	C-1

SUMMARY OF PRINCIPAL POLICY BENEFITS AND RISKS

This section provides a summary of the Policy and the principal policy benefits and risks. You should read the entire prospectus before purchasing the Policy. Important details regarding the Policy are contained in other sections of this prospectus.

Policy Summary

Travelers Variable Life Accumulator – Series 3 is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with Death Benefits, Cash Values, and other features traditionally associated with life insurance. To provide these benefits to you, we deduct amounts from your Premium Payments and Policy assets to pay insurance costs, sales and Policy expenses. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured and Death Benefit may increase and decrease based on the performance of the Investment Options you select.

Principal Policy Benefits

    Death Benefit

    We will pay your Beneficiary a Death Benefit after the death of the Insured while this Policy is in effect. There are two primary amounts involved in determining the Death Benefit under this Policy. First, when you apply for your Policy you will state the amount of life insurance coverage (the Stated Amount) that you wish to purchase on the Insured. Second, for a Policy to qualify as life insurance under federal tax law, it must provide a minimum amount of insurance in relation to the Cash Value of your Policy (the Minimum Amount Insured). Generally, the Cash Value of your Policy is the sum of the values in the Investment Options and the Fixed Account, plus your Loan Account Value.

    In addition to choosing the Stated Amount, you must also choose a Death Benefit option. There are two Death Benefit options available:

      Option 1 — Level Option: the Death Benefit will be the greater of (i) the Stated Amount or (ii) the Minimum Amount Insured
      Option 2 — Variable Option: the Death Benefit will be the greater of (i) the Stated Amount plus the Cash Value of the Policy or (ii) the Minimum Amount Insured.

    The Death Benefit may be increased or decreased by changes in the Stated Amount, surrenders, outstanding loans and charges or by certain Riders.

    Policy Surrenders (Withdrawals)

    You may withdraw some or all of your money from your Policy (minus any applicable charges and fees). After the first Policy Year, we will not assess a Surrender Charge on partial surrenders up to 10% of the greater of the Cash Value or premiums paid (less any partial surrenders made in the same Policy Year).

    Policy Loans

    You may borrow against your Policy using your Policy as collateral.

    The Investment Options and the Corresponding Funds

    You may select from a wide variety of Investment Options. Each Investment Option invests directly in a professionally managed Fund. You may transfer Cash Value among any of the Investment Options and the Fixed Account while continuing to defer current income taxes.

    The Fixed Account

    You may allocate Premium Payments and transfer Cash Value to the Fixed Account. The Fixed Account is credited interest at an effective annual rate guaranteed to be at least 3%. Transfers of Cash Value into or out of the Fixed Account are permitted subject to certain restrictions.

    Flexible Premium Payments

    After you make the initial Premium Payment, you may choose the amount and frequency of future Premium Payments, within certain limits.

    Payment Options

    You or your Beneficiary can choose from a variety of fixed and variable Payment Options (e.g., lump-sum or various periodic payments) to receive the Policy Proceeds.

    Tax-Free Death Benefit

    Your Beneficiary may receive the Death Benefit free of income tax, and with properly structured ownership you can also avoid estate tax on the Death Benefit.

    Right to Cancel Period

    We urge you to examine your Policy closely. When you receive your Policy, the Right to Cancel Period begins. This period is at least ten (10) days, or more if required by state law. If, for any reason, you are not satisfied, you may return the Policy to us during the Right to Cancel Period for a refund.

    Dollar Cost Averaging

    Under this program, you invest the same amount of money at regular intervals, so you are buying more units when the market is down and fewer units when the market is high. The potential benefit is to lower your average cost per unit.

    Portfolio Rebalancing

    This program can help prevent a structured investment strategy from becoming diluted over time. Investment performance will likely cause the allocation percentages for the Investment Options you most recently selected to shift. Under this program, you may instruct us to automatically reallocate values in your Policy periodically to help keep your investments properly aligned with your investment strategy.

    Exchange Option

    During the first two Policy Years you can exchange this Policy for a form of non-variable permanent individual life insurance.

    Riders (Supplemental Insurance Benefits)

    You may add additional insurance to your Policy by Rider. A number of different riders are available, ranging from a Cost of Living Adjustment Rider to a Lapse Protection Guarantee Rider. Please see “Other Benefits” for descriptions of all the riders.

    Personalized Illustrations

    You may request personalized illustrations for the Policy that reflect your age, sex, underwriting classification, the specified insurance benefits and the premium requested. These hypothetical illustrations may help you to understand how the Cash Value and Death Benefit can change over time and how the investment performance of the Funds impact the Cash Value and the Death Benefit. The illustrations may also help you compare the Policy to other life insurance policies. Personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or Cash Value.

Principal Policy Risks

    Poor Fund Performance (Investment Risk)

    The value of your Policy is tied to the investment performance of the Funds and allocation percentages you choose. If those Funds perform poorly, the value of your Policy will decrease. Since we continue to deduct charges from the Cash Value, if investment results are too low, the Cash Surrender Value of your Policy may fall to zero. In that case, the Policy will, after a grace period, terminate without value and insurance coverage will no longer be in effect.

    Tax Risks

    We believe, but do not guarantee, that the Policy should be considered a life insurance policy under federal tax law. If the Policy was determined not to be a life insurance policy for federal tax purposes, you may be considered to be in constructive receipt of Policy Value, with adverse tax consequences, and all or a part of the proceeds paid under the Policy may be taxable to the Beneficiary. There is also a possibility that even if your Policy is treated as life insurance for federal tax purposes, it could be treated as a modified endowment contract (MEC) under federal tax laws (usually if your Premium payments in the first seven policy years or less exceed certain limits). If your Policy is a MEC, partial surrenders, collateral assignments and Policy loans could incur taxes, and any distributions or deemed distributions could incur the additional 10% tax on early withdrawals.

    Policy Lapse

    There is a risk that if partial surrenders, loans, and monthly deductions reduce your Cash Surrender Value to too low an amount and/or if the investment experience of your selected Investment Options is unfavorable, then your Policy could lapse. If your Policy lapses, then the Policy and all rights and benefits under it will terminate.

    Policy Withdrawal Limitations

    Full and Partial surrenders may be subject to a surrender charge. The minimum partial surrender amount is $500. Surrenders will reduce the Death Benefit, the Amount Insured and the Cash Value of the Policy. Federal income taxes and a penalty tax may apply to partial surrenders.

    Effects of Policy Loans

    A Policy loan, whether or not repaid, will affect your Policy’s Cash Value over time because we transfer the amount of the loan from the Investment Options and the Fixed Account to the Loan Account and hold it as collateral. As a result, the loan collateral does not participate in the investment results of the Investment Options or the interest credited to the Fixed Account. A Policy loan also reduces the Death Benefit proceeds and could make it more likely that a Policy will lapse.

    Credit Risk

    The Death Benefit guarantees, rider guarantees and the Fixed Account obligations depend on the Company’s financial ability to fulfill their obligations. You should review the Company’s financial statements, which are available upon request and are attached to the Statement of Additional Information.

    Increase in Current Fees and Expenses

    Certain Policy fees and expenses are currently charged at less than their maximum amounts. We may increase these current fees and expenses up to the guaranteed maximum levels.

    Policy is not Suited for Short-Term Investment

    We designed the Policy to meet long-term financial goals. You should not purchase this Policy to meet any short-term investment goals or if you think you will surrender all or part of your Policy in the short-term.

Fund Company Risks

    A comprehensive discussion of the risks of each Fund may be found in each Fund Company’s prospectus.
    Each Fund has its own goal, investment objective and investment strategies that affect the risks associated with investing in that Fund.

    A Fund always carries investment risks although some types carry more risk than others. Generally, the higher the potential return, the higher the risk of loss. Before you decide which Funds to choose, you should consider whether the goals and risks of a Fund are a good fit for your investment plan.

    There is no assurance that any of the Funds will achieve their stated investment objective.

  FEE TABLES

  The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time you buy the Policy or surrender the Policy. The tables disclose the Maximum Guaranteed Charge, the Current Charge and, where the amount of a charge depends on the Insured’s characteristics, such as age or rating classification, the charge for a Sample Insured.

  Transaction Fees

Charge	When we Deduct the Charge	Amount Deducted

Front-End Sales Charge on Stated Amounts	Upon receipt of each	Current Charge:	2.50% of each Premium Payment
Plus Primary Insured Term Rider $50,000 – $4,999,999	Premium Payment	Guaranteed Charge:	2.50% of each Premium Payment

Sales Charge on Stated Amounts	Not applicable	Current Charge:	0%
Plus Primary Insured Term Rider $5,000,000+		Guaranteed Charge:	0%

Premium Tax Charge	Upon receipt of each	Current Charge:	2.25% of each Premium Payment
	Premium Payment	Guaranteed Charge:	2.25% of each Premium Payment

Federal Deferred Acquisition Cost	Upon receipt of each	Current Charge:	1.25% of each Premium Payment
Charge	Premium Payment	Guaranteed Charge:	1.25% of each Premium Payment

Surrender Charge(1) (decreases over a 10-year period - see also Appendix B and Appendix C)	When you fully or partially surrender your Policy within the first ten (10) Policy Years and for the first ten (10) Policy Years after an increase in Stated Amount.	Current Charge:	Rates per $1000 of Stated Amount for First Year of Coverage: Minimum: $2.04(2) Maximum: $25.40(3)
	After the first policy year, there is no charge for partial surrenders up to the greater of 10% of premium or 10% of Cash Value.	Guaranteed Charge:	Rates per $1000 of Stated Amount for First Year of Coverage: Minimum: $2.04(2) Maximum: $25.4(3)
		Sample Charge for a 42-year-old male, non-smoker, preferred risk class, with death benefit option 1 and a $700,000 face amount.	Rates per $1000 of Stated Amount for First Year of Coverage: Current: $6.41 Guaranteed: $6.41

Decrease of Stated Amount (decreases over a 10-year period – see also Appendix B and Appendix C)(1)	When a decrease in Stated Amount is requested	Current Charge:	Rates per $1000 of decrease in Stated Amount for the First Year of Coverage: Minimum: $2.04(2) Maximum: $ 25.40(3)
		Guaranteed Charge:	Rates per $1000 of decrease in Stated Amount for First Year of Coverage: Minimum: $2.04(2) Maximum: $ 25.40(3)
		Sample Charge for a 42-year-old male, non-smoker, preferred risk class, with death benefit option 1 and a $700,000 face amount.	Rates per $1000 of Stated Amount for First Year of Coverage: Current: $6.41 Guaranteed: $6.41

  ______________

(1)	Current and Guaranteed charges may vary in certain states but will not exceed the Guaranteed charges shown above. The rates vary depending on the age, gender, policy duration and the amount of insurance coverage. This rate may not be representative of the charge that a particular policy owner would pay. To obtain information on the surrender charges that would apply to you, please contact your agent or registered representative.

(2)	Sample charge for any insured less than a year old regardless of sex, risk class or underwriting.

(3)	Sample charge for any insured age 85-years old regardless of sex, risk class or underwriting.

  The next two tables describe the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund expenses.

  Periodic Charges Other Than Fund Operating Expenses

Charge	When we Deduct the Charge	Amount Deducted

Cost of Insurance Charge (COI(1))	Monthly on the Deduction Day	Current Charge:	Rates per $1000 of Net Amount At Risk for the First Year of Coverage: Minimum: $0.0571(2) Maximum: $70.0102(3)
		Guaranteed Charge:	Rates per $1000 of Net Amount At Risk for First Year of Coverage: Minimum: $0.0571(2) Maximum: $77.1471(3)
		Sample Charge for a 42-year-old male, non-smoker, preferred risk class, with death benefit option 1 and a $700,000 face amount.	Rates per $1000 of Net Amount At Risk for First Year of Coverage: Current: $0.2202 Guaranteed: $0.3102

Policy Administrative Expense Charges (2 Parts)	Monthly from Cash Value for the first three (3) Policy Years on the Deduction Date and for three (3) Policy Years after an increase in Stated Amount	Current Charge:	Monthly Rate per $1000 of Initial Stated Amount for the first three years of coverage or for the three years following an increase in Stated Amount: Minimum: $0.06(4) Maximum: $ 0.15(5)
		Guaranteed Charge:	Monthly Rate per $1000 of Initial Stated Amount for the first three years of coverage or for the three years following an increase in Stated Amount: Minimum: $0.08(6) Maximum: $0.15(5)
		Sample Charge for a 42-year-old male, non-smoker, preferred risk class, with death benefit option 1 and a $700,000 face amount.	Monthly Rate per $1000 of Initial Stated Amount for the first three years of coverage or for the three years following an increase in Stated Amount: Current: $0.06 Guaranteed: $0.08

	Monthly from Cash Value until the Maturity Date	Current Charge:	$6.00 monthly charge until the Maturity Date for Stated Amounts less than $100,000
		Guaranteed Charge:	Same as Current

Mortality and Expense Risk (M&E) Charge	Daily from the unloaned portion of the Cash Value	Current Charge:	0.65% for the first five (5) Policy Years, 0-45% for the next ten (1) Policy Years, and 0.00% thereafter on an annual basis of the amounts in the Investment Options
		Guaranteed Charge:	Same as Current

Charge	When we Deduct the Charge	Amount Deducted

Policy Loan Cost	Monthly from the Loan Account	Current Charge:	2.00% on an annual basis on the amount loaned for Policy Years 1-15 and 0.00% on the amount loaned for Policy Years 16 and later(7)
		Guaranteed Charge:	Same as Current

(1)	The current cost of insurance charges shown are for a preferred nonsmoker underwriting and risk class while the Guaranteed charges are based on the 1980 Commissioners Standard Ordinary (1980 CSO Tables). Cost of Insurance rates generally increase each Policy Year. The cost-of-insurance rates listed do not reflect the addition of any “flat extras”. Flat extras account for adverse risks that, if applied, would increase the cost-of-insurance rates shown above.

(2)	Sample charge for a 9-year-old female with death benefit option 1.

(3)	Sample charge for an 85-year-old male, smoker, Table 10, with death benefit option 1.

(4)	Sample charge for any insured with an issue age less than 50 years old regardless of sex, risk class or underwriting.

(5)	Sample charge for any insured with issue ages between 60-85 years old (inclusive) regardless of sex, risk class or underwriting.

(6)	Sample charge for any insured with an issue age less than 46 years old regardless of sex, risk class or underwriting.

(7)	The Policy Loan Cost reflects the difference between the loan interest rate charged and the loan interest rate credited (see the Policy Loans section for more information).

  Charges for Optional Riders

Charge	When we Deduct the Charge	Amount Deducted

Accidental Death Benefit Rider †	Monthly from the unloaned portion of the Cash Value on the Deduction Date	Current Charge:	Monthly Rate per $1000 of Term Amount: Minimum: $0.0792(3) Maximum: $0.1540(4)
		Guaranteed Charge:	Monthly Rate per $1000 of Term Amount: Minimum: $0.0792(3) Maximum: $0.1540(4)
		Sample Charge for a 42-year-old male, non-smoker, preferred risk class, with death benefit option 1 and a $700,000 face amount.	Monthly Rate per $1000 of Term Amount: Current: $0.1056 Guaranteed: $0.1056

Accelerated Death Benefit Rider		Current Charge:	$150 one time processing fee
		Guaranteed Charge:	Same as Current

Child Term Insurance Rider	Monthly from the unloaned portion of the Cash Value on the Deduction Date.	Current Charge:	Monthly Rate per $1000 of Child Term Rider Unit: Without Waiver of Deduction Amount Coverage Rider: $0.50 With Waiver of Deduction Amount Coverage Rider: $0.52
		Guaranteed Charge:	Monthly Rate per $1000 of Child Term Rider Unit: Without Waiver of Deduction Amount Coverage Rider: $0.50 With Waiver of Deduction Amount Coverage Rider: $0.52
		Sample Charge for a 9-year-old male with $10,000 Child Term Rider benefit amount	Monthly Rate per $1000 of Child Term Rider Unit: Without Waiver of Deduction Amount Coverage Rider: $0.50 With Waiver of Deduction Amount Coverage Rider: $0.52

Charge	When we Deduct the Charge	Amount Deducted

Cost of Living Adjustment Rider*	Monthly from the unloaned portion of the Cash Value on the Deduction Date	Current Charge:	Rates per $1000 of Net Amount At Risk for the First Year of Coverage: Minimum: $0.0571(1) Maximum: $70.0102(2)
		Guaranteed Charge:	Rates per $1000 of Net Amount At Risk for First Year of Coverage: Minimum: $0.0571(1) Maximum: $77.1471(2)
		Sample Charge for a 42-year-old male, non-smoker, preferred risk class, with death benefit option 1 and a $700,000 face amount.	Monthly Rate per $1000 of Net Amount At Risk for the First Year of Coverage: Current: $0.2202 Guaranteed: $0.3102

Coverage Extension Rider	Not applicable	Current Charge:	No Charge
		Guaranteed Charge:	No Charge

Estate Tax Repeal Rider	Monthly from the unloaned portion of the Cash Value on the Deduction Date	Current Charge:	$25 monthly for the first year
		Guaranteed Charge:	$25 monthly for the first year

Full Surrender Charge Waiver Rider	Monthly from the unloaned portion of the Cash Value on the Deduction Date	Current Charge:	$2 monthly for the first five years
		Guaranteed Charge:	$2 monthly for the first five years

Lapse Protection Guarantee Rider (Lifetime)	Not applicable	Current Charge:	No charge
		Guaranteed Charge:	No charge

Lapse Protection Guarantee Rider (20 Year)	Monthly from the unloaed portion of the Cash Value on the Deduction Date until the earliest of the first twenty (20) Policy Years or the Maturity Date	Current Charge:	$10 per month
		Guaranteed Charge:	$10 per month

Maturity Extension Rider (available only if Insured’s Issue Age is between 81-85)	Not applicable	Current Charge:	No Charge
		Guaranteed Charge:	No Charge

Primary Insured Term Rider ††	Monthly from the unloaned portion of the Cash Value on the Deduction Date	Current Charge:	Monthly Rate per $1000 of Term Amount for the First Year of Coverage: Minimum: $0.0571(1) Maximum: $57.8023(2)
		Guaranteed Charge:	Monthly Rate per $1000 of Term Amount for the First Year of Coverage: Minimum: $0.0571(1) Maximum: $77.1471(2)
		Sample Charge for a 42-year-old male, non-smoker, preferred risk class, with death benefit option 1 and a $700,000 face amount.	Monthly Rate per $1000 of Term Amount for the First Year of Coverage: Current: $0.2202 Guaranteed: $0.3102

Charge	When we Deduct the Charge	Amount Deducted

Return of Premium Rider*	Monthly from the unloaned portion of the Cash Value on the Deduction Date	Current Charge:	Monthly Rate per $1,000 of Net Amount At Risk the First Year of Coverage: Minimum: $0.0571(1) Maximum: $57.8023(2)
		Guaranteed Charge:	Monthly Rate per $1,000 of Net Amount At Risk the First Year of Coverage: Minimum: $0.0571(1) Maximum: $77.1471(2)
		Sample Charge for a 42-year-old male, non-smoker, preferred risk class, with death benefit option 1 and a $700,000 face amount.	Monthly Rate per $1,000 of Net Amount At Risk the First Year of Coverage: Current: $ 0.2202 Guaranteed: $ 0.3102

Specified Amount Payment Rider (Not available in NY)	Monthly from the unloaned portion of the Cash Value on the Deduction Date	Current Charge:	Monthly Rate per $1000 of Term Amount: Minimum: $0.00322(7) Maximum: $0.01140(8)
		Guaranteed Charge:	Monthly Rate per $1000 of Term Amount: Minimum: $0.00322(7) Maximum: $0.01140(8)
		Sample Charge for a 42-year-old male, non-smoker, preferred risk class, with death benefit option 1 and a $700,000 face amount.	Monthly Rate per $1000 of Term Amount: Current: $0.00553 Guaranteed: $0.00553

Spouse Term Insurance Rider †††	Monthly from the unloaned portion of the Cash Value on the Deduction Date	Current Charge:	Monthly Rate per $1000 of Term Amount for the First Year of Coverage: Minimum: $0.0571(1) Maximum: $57.8023(2)
		Guaranteed Charge:	Monthly Rate per $1000 of Term Amount for the First Year of Coverage: Minimum: $0.0571(1) Maximum: $77.1471(2)
		Sample Charge for a 38-year-old female, non-smoker, preferred plus risk class, with death benefit option 1 and a $140,000 face amount.	Monthly Rate per $1000 of Term Amount for the First Year of Coverage: Current: $ 0.1294 Guaranteed: $ 0.1777

Waiver of Deduction Amount Rider ††††	Monthly from the unloaned portion of the Cash Value on the Deduction Date	Current Charge:	Monthly Rate per $1000 of Monthly Deduction Amount for the First Year of Coverage: Minimum: $0.0000(5) Maximum: $0.2587(6)
		Guaranteed Charge:	Monthly Rate per $1000 of Monthly Deduction Amount for the First Year of Coverage: Minimum: $0.0000(5) Maximum: $0.2587(6)
		Sample Charge for a 42-year-old male, non-smoker, preferred risk class, with death benefit option 1 and a $700,000 face amount.	Monthly Rate per $1000 of Monthly Deduction Amount for the First Year of Coverage: Current: $0.0157 Guaranteed: $0.0157

  ______________

(1)	Sample charge for a 9-year-old female with death benefit option 1.

(2)	Sample charge for an 85-year-old male, smoker, Table 10, with death benefit option 1.

(3)	Sample charge for any insured with an issue age less than 30 years old regardless of sex, risk class or underwriting.

(4)	Sample charge for any insured with issue ages between 60-65 years old (inclusive) regardless of sex, risk class, or underwriting.

(5)	Sample charge for any insured with an issue age less than 5 years old regardless of sex, risk class or underwriting. Please note that this Rider is never free. This Rider does not offer any benefits until age 5 so there is no charge until the Insured is age 5.

(6)	Sample charge for a 59-year-old smoker regardless of sex, risk class or underwriting.

(7)	Sample charge for any male smoker insured with an issue age less than 23 years old regardless of underwriting.

(8)	Sample charge for a 59-year-old female nonsmoker regardless of underwriting.

†	Minimum benefit amount of $25,000. Maximum limits are $100,000 for issue ages less than 26. Otherwise the maximum limit is $300,000. Rider benefit amount cannot exceed the base stated amount minimum.

††	Minimum benefit amount of $1,000. Maximum limits subject to underwriting. Rider face is subject to a $100,000 base stated amount minimum. Generally, these rates increase each year.

†††	Minimum Face Amount of $50,000. Maximum limits subject to underwriting and cannot exceed the base stated amount minimum. Rider face is subject to a $50,000 base stated amount minimum. Generally, these rates increase each year.

††††	Generally, these rates increase each year.

*	There is no charge for the Rider itself; however there is an additional COI cost resulting from the Rider’s application.

  Fund Charges and Expenses

  The next tables describe the Fund charges and expenses that you will indirectly pay periodically during the time that you own the Policy. The Investment Options purchase shares of the Funds at net asset value. The net asset value already reflects the deduction of each Fund’s Total Operating Expenses. Therefore you are indirectly bearing the costs of Fund expenses.

  The first table below shows the minimum and maximum fees and expenses, as a percentage of average daily net assets, charged by any of the Funds as of December 31, 2003. The second table shows each Fund’s fees and expenses, as a percentage of average daily net assets, as of December 31, 2003, unless otherwise noted. This information was provided by the Funds and we have not independently verified it. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

Minimum (before reimbursement)	Maximum (before reimbursement)

Total Annual Fund Operating Expenses (expenses that are deducted from Fund assets, including management fees, distribution and/or service fees (12b-1) fees, and other expenses)%	%
Underlying Fund:	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Total Annual Operating Expenses	Contractual Fee Waiver and/or Expense Reimbursement	Net Total Annual Operating Expenses

  _________

       *   The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

       #   Expense reimbursements and waivers that are voluntary may be terminated at any time.

  DESCRIPTION OF THE COMPANIES, SEPARATE ACCOUNTS
  AND FUNDS

  The Insurance Companies

  Please refer to your Policy to determine which Company issued your Policy.

  The Travelers Insurance Company is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas.

  The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all of the United States (except New York), the District of Columbia and Puerto Rico.

  Each Company is an indirect wholly-owned subsidiary of Citigroup Inc. Each Company’s Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415. The Companies are subject to Connecticut law governing insurance companies and are regulated by the Connecticut Commissioner of Insurance. Each company files an annual statement in a prescribed form with the Commissioner that covers the operations of the Company for the preceding year and its financial condition as of the end of such year. Each Company’s books and assets are subject to review or examination by the Commissioner, and a full examination of its operations is conducted at least once every four years. In addition, each Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance Policies, as well as to various federal and state securities laws and regulations.

  The Separate Accounts and Their Investment Options

  Under Connecticut law, The Travelers Insurance Company and The Travelers Life and Annuity Company each sponsor separate accounts. Separate accounts are primarily designed to keep policy assets separate from other company assets. Premium payments that you invest in the Investment Options are deposited in the applicable Separate Account. The income, gains, and losses are credited to, or charged against each separate account without regard to the income, gains or losses from any other Investment Option or from any other business of the Companies.

  The Travelers Insurance Company sponsors The Travelers Fund UL Separate Account for Variable Life Insurance (Fund UL), while The Travelers Life and Annuity Company sponsors The Travelers Fund UL II Separate Account for Variable Life Insurance (Fund UL II). Fund UL was established on November 10, 1983 and Fund UL II was established on October 17, 1995. Both Separate Accounts were established under the laws of Connecticut and both are registered with the Securities and Exchange Commission (“SEC”) as unit investment trusts under the Investment Company Act of 1940 and qualify as “separate accounts.”

  The Separate Accounts are divided into the various Investment Options to which you allocate your Premium Payments. Each Investment Option uses its assets to purchase shares of a corresponding Fund of the same name. The separate accounts purchase shares of the Funds at net asset value (i.e., without a sales charge) and receive all dividends and capital gains distributions from each Fund, and reinvest in additional shares of that Fund. Finally, the assets of the separate accounts may not be used to pay any liabilities of the insurance companies other than those arising from the Policies, and the insurance companies are obligated to pay all amounts promised to Policy Owners under the Policies.

  The Funds

  The Funds offered through this Policy are listed below. Some Funds may not be available in certain states. We may also add, withdraw or substitute Funds from time to time. Each Fund is registered under the Investment Company Act of 1940 as an open-end, management investment company. These Funds are not publicly traded and are offered only through variable annuity and variable life insurance products. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Fund, and Policy Owners should not compare the two.

  Administrative, Marketing and Support Service Fees. The Company and TDLLC have arrangements with the investment adviser, subadviser, distributor, and/or affiliated companies of many of the Funds under which the Company and TDLLC receive payments in connection with our provision of administrative, marketing or other support services to the Funds. Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and TDLLC incur in promoting, issuing, distributing and administering the Policies.

  The payments are generally based on a percentage of the average assets of each Fund allocated to the Investment Options under the Policy or other contracts offered by the Company. Aggregate fees relating to the different Funds may vary in amount and may be as much as 0.60% of the average net assets of a Fund attributable to the relevant policies. A portion of these payments may come from revenue derived from the Distribution and/or Service Fees (12b-1 fees) that are deducted from a Fund’s assets as part of its Total Annual Operating Expenses. The arrangements may vary for each Fund.

  Each Fund has different investment objectives and risks. The Fund prospectuses contain more detailed information on each Fund’s investment strategy, investment advisers and its fees. You may obtain a Fund prospectus by calling 1-800-334-4298 or through your insurance agent. We do not guarantee the investment results of the Funds.

Funding Option	Investment Objective	Investment Adviser/Subadviser

Capital Appreciation Fund	Seeks growth of capital. The Fund normally invests in equity securities of issuers of any size and in any industry.	Travelers Asset Management International Company LLC (“TAMIC”) Subadviser: Janus Capital Corp.
Managed Assets Trust	Seeks high total return. The Fund normally invests in equities, convertible and fixed-income securities. The Fund’s policy is to allocate investments among asset classes.	TAMIC Subadviser: Travelers Investment Management Company (“TIMCO”)
Money Market Portfolio (Travelers)	Seeks high current return with preservation of capital and liquidity. The Fund normally invests in high-quality short term money market instruments.	TAMIC
AllianceBernstein Variable Product Series Fund, Inc.
AllianceBernstein Premier Growth Portfolio — Class B	Seeks growth of capital. The Fund normally invests in equity securities of a relatively small number of intensely researched U.S. companies.	Alliance Capital Management L.P.
American Funds Insurance Series
Global Growth Fund — Class 2 Shares	Seeks capital appreciation. The Fund normally invests in common stocks of companies located around the world.	Capital Research and Management Co. (“CRM”)
Growth Fund — Class 2 Shares	Seeks capital appreciation. The Fund normally invests in common stocks of companies that appear to offer superior opportunities for growth of capital.	CRM
Growth-Income Fund — Class 2 Shares	Seeks capital appreciation and income. The Fund normally invests in common stocks or other securities that demonstrate the potential for appreciation and/or dividends.	CRM

Funding Option	Investment Objective	Investment Adviser/Subadviser

Delaware VIP Trust
Delaware VIP REIT Series – Standard Class	Seeks to achieve maximum long term total return with capital appreciation as a secondary objective. The Fund normally invests in companies that manage a portfolio of real estate to earn profits for shareholders (REITs)	Delaware Management Company
Dreyfus Variable Investment Fund
Dreyfus Variable Investment Fund — Appreciation Portfolio — Initial Shares	Seeks long term capital growth consistent with the preservation of capital. Current income is a secondary objective. The Fund normally invests in common stocks of established companies.	Dreyfus Subadviser: Fayez Sarofim & Co.
Dreyfus Variable Investment Fund — Developing Leaders Portfolio — Initial Shares	Seeks to maximize capital appreciation. The Fund normally invests in companies with market capitalizations of less than $2 billion at the time of purchase.	Dreyfus
Franklin Templeton Variable Insurance Products Trust
Franklin Small Cap Fund — Class 2 Shares	Seeks long-term capital growth. The Fund normally invests in small capitalization companies.	Franklin Advisers, Inc.
Mutual Shares Securities Fund — Class 2 Shares	Seeks capital appreciation. Income is a secondary objective. The Fund normally invests in equity securities of companies believed to be undervalued.	Franklin Mutual Advisers, LLC
Templeton Developing Markets Securities Fund – Class 2 Shares	Seeks long-term capital appreciation. The Fund normally invests in the investments of emerging market countries, primarily equity securities.	Templeton Asset Management Ltd.
Templeton Foreign Securities Fund — Class 2 Shares	Seeks long-term capital growth. The Fund normally invests in investments, primarily equity securities, of issuers located outside of the U.S., including those in emerging markets.	Templeton Investment Counsel, LLC
Goldman Sacks Variable Insurance Trust
Goldman Sachs Capital Growth	Seeks to provide long-term growth of capital by investing in a diversified portfolio of equity investment s that are considered by the adviser to have long-term capital appreciation potential.	Goldman Sachs Asset Management, L.P. (GSAM)
Greenwich Street Series Fund
Equity Index Portfolio — Class I Shares	Seeks investment results that, before expenses, correspond to the price and yield performance of the S&P 500 Index. The Fund normally invests in equity securities, or other investments with similar economic characteristics that are included in the S&P 500 Index.	TIMCO
Fundamental Value Portfolio	Seeks long-term capital growth. Current income is a secondary consideration. The Fund normally invests in common stocks, and common stock equivalents of companies, believed to be undervalued.	SBFM
Janus Aspen Series
Global Technology Portfolio — Service Shares	Seeks long-term growth of capital. The Fund normally invests in securities of companies that are expected to benefit from advances or improvements in technology.	Janus Capital Management LLC (“Janus Capital”)
Mid Cap Growth Portfolio — Service Shares	Seeks capital growth. The Fund normally invests in equity securities of mid-sized companies.	Janus Capital

Funding Option	Investment Objective	Investment Adviser/Subadviser

Lazard Retirement Series, Inc.
Lazard Retirement Small Cap Portfolio	Seeks long-term capital appreciation. The Fund normally invests in equity securities, principally common stocks, of relatively small U.S. companies that are believed to be undervalued based on their earnings, cash flow or asset values.	Lazard Asset Management, LLC
PIMCO Variable Insurance Trust
Total Return Portfolio — Administrative Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management. The Fund normally invests in intermediate maturity fixed income securities.	Pacific Investment Management Company LLC
Pioneer Variable Contracts Trust
Pioneer Mid Cap Value VCT Portfolio — Class II Shares	Seeks capital appreciation. The Fund normally invests in the equity securities of mid-size companies.	Pioneer Investment Management, Inc.
Putnam Variable Trust
Putnam VT Small Cap Value Fund — Class IB Shares	Seeks capital appreciation. The Fund normally invests in the common stocks of U.S. companies believed to be undervalued in the market.	Putnam
Scudder Investment VIT Funds
EAFE® Equity Index Fund — Class A Shares	Seeks to replicate, before expenses, the performance of the Morgan Stanley Capital International EAFE Index, which emphasizes stocks of companies in Europe, Australia and the Far East. The Fund normally invests in stocks and related securities that are representative of the EAFE Index as a whole.	Deutsche Asset Management, Inc. (“Deutsche”) Subadviser: Northern Trust Investments, Inc.
Small Cap Index Fund — Class A Shares	Seeks to replicate, before expenses, the performance of the Russell 2000 Small Stock Index, which emphasizes stocks of small U.S. companies. The Fund normally invests in stocks and other securities that are representative of the Russell 2000 Index as a whole.	Deutsche Subadviser: Northern Trust Investments, Inc.
Smith Barney Multiple Discipline Trust
Multiple Discipline Portfolio – All Cap Growth and Value	Seeks long-term growth of capital. The Fund normally invests in equity securities within all market capitalization ranges. The Fund consists of two segments. The All Cap Growth segment combines the growth potential of small to medium companies with the stability of high-quality large company growth stocks. The All Cap Value segment invests in companies whose market prices are attractive in relation to their business fundamentals.	Smith Barney Fund Management LLC (“SBFM”)
Multiple Discipline Portfolio – Balanced All Cap Growth and Value	Seeks long-term growth of capital balanced principal preservation. The Fund normally invests in equity and fixed-income growth securities. The Fund consists of three segments. The All Cap Growth segment combines the growth potential of small to medium companies with the stability of high-quality large company growth stocks. The All Cap Value segment invests in companies whose market prices are attractive in relation to their business fundamentals. The Government Securities Management (7-Year) segment invests in short and intermediate term U.S. government securities with an average maturity of 7 years.	SBFM

Funding Option	Investment Objective	Investment Adviser/Subadviser

The Merger Fund VL
The Merger Fund VL	Seeks to achieve capital growth by engaging in merger arbitrage. Under normal market conditions, the Fund will invest at least 80% of its assets principally in equity securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other reorganizations.	Westchester Capital Management, Inc.
The Travelers Series Trust
Convertible Securities Portfolio	Seeks current income and capital appreciation. The Fund normally invests in convertible securities.	TAMIC
Equity Income Portfolio	Seeks reasonable income. The Fund normally invests in equity securities with a focus on income producing equities.	TAMIC Subadviser: Fidelity Management & Research Company (“FMR”)
Large Cap Portfolio	Seeks long term growth of capital. The Fund normally invests in the securities of companies with large market capitalizations.	TAMIC Subadviser: FMR
MFS Mid Cap Growth Portfolio	Seeks long term growth of capital. The Fund normally invests in equity securities of companies with medium market capitalization that are believed to have above average growth potential.	TAMIC Subadviser: MFS
Pioneer Fund Portfolio	Seeks reasonable income and capital growth. The Fund normally invests in equity securities that are carefully selected, reasonably priced securities.	TAMIC Subadviser: Pioneer Investment Management Inc.
U.S. Government Securities Portfolio	Seeks current income, total return and high credit quality. The Fund normally invests in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.	TAMIC
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	Seeks capital appreciation. The Fund normally invests in common stocks of companies that are likely to benefit from new products, services or processes or have experienced above-average earnings growth.	Travelers Investment Adviser Inc. (“TIA”) Subadviser: AIM Capital Management Inc.
Fidelity Strategic Equity Portfolio	Seeks capital appreciation. The Fund normally invests in equity securities, primarily in common stocks of domestic issuers, and is not constrained to any particular investment style.	TIA Subadviser: FMR
MFS Total Return Portfolio	Seeks above average income consistent with the prudent employment of capital. Secondarily, seeks growth of capital and income. The Fund normally invests in a broad range of equity and fixed-income securities of both U.S. and foreign issuers.	TIA Subadviser: MFS
Pioneer Strategic Income Portfolio	Seeks high current income. The Fund normally invests in debt securities of a broad range of issuers and segments of the debt securites market.	TIA Subadviser: Pioneer Investment Management, Inc.
Smith Barney Aggressive Growth Portfolio	Seeks long-term capital appreciation. The Fund normally invests in common stocks of companies that are experiencing, or are expected to experience, growth in earnings.	Smith Barney Fund Management LLC (“SBFM”)
Smith Barney High Income Portfolio	Seeks high current income. Secondarily, seeks capital appreciation. The Fund normally invests in high yield corporate debt and preferred stock of U.S. and foreign issuers.	SBFM

Funding Option	Investment Objective	Investment Adviser/Subadviser

Smith Barney Large Cap Value Portfolio	Seeks long-term growth of capital. Current income is a secondary objective. The Fund normally invests in equities, or similar securities, of companies with large market capitalizations.	SBFM
Smith Barney Large Capitalization Growth Portfolio	Seeks long term growth of capital. The Fund normally invests in equities, or similar securities, of companies with large market capitalizations.	SBFM
Van Kampen Life Investment Trust
Comstock Portfolio Class II Shares	Seeks capital growth and income. The Fund normally invests in common and preferred stocks, and convertible securities, of well established undervalued companies.	Van Kampen Asset Management Inc. (“Van Kampen”)
Emerging Growth Portfolio — Class I Shares	Seeks capital appreciation. The Fund normally invests in common stocks of emerging growth companies.	Van Kampen
Variable Insurance Products Fund II
Contrafund® Portfolio — Service Class	Seeks long term capital appreciation. The Fund normally invests in common stocks of companies whose value may not be fully recognized by the public.	FMR
Variable Insurance Products Fund III
Mid Cap Portfolio — Service Class 2	Seeks long term growth of capital. The Fund normally invests in common stocks of companies with medium market capitalizations.	FMR

  Voting Rights

  The Company is the legal owner of Fund shares. However, we believe that when a Fund solicits proxies in conjunction with a vote of shareholders, we are required to obtain instructions on how to vote Fund shares from Policy Owners who have chosen the corresponding Investment Option. Accordingly, we will send you proxy materials and voting instructions. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Policy Owners, in the same proportion as shares for which we received voting instructions. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next semi-annual or annual report to Policy Owners.

  Conflicts of Interest

  The Funds may also be available to separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to qualified plans. Due to differences in redemption rates, tax treatment or other considerations, the interests of various shareholders participating in a Fund could conflict. Each will be monitored for the existence of any material conflicts by its Board of Directors to determine what action, if any, should be taken. The prospectuses for the Funds have more details.

  The Fixed Account
  (may not be available in all states)

  The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

  You may allocate some of your Net Premium Payments and transfer some of your Cash Value to the Fixed Account (subject to certain restrictions; see Transfers). We credit the portion of Cash Value allocated to the Fixed

  Account with interest at not less than 3% per year. Any interest credited to amounts allocated to the Fixed Account in excess of 3% per year will be determined at our sole discretion and declared at the beginning of each calendar quarter and guaranteed only for that quarter. The interest rate will be included in your quarterly statements.

  Under the Fixed Account, which is part of the Company’s General Account, we assume the risk of investment gain or loss and guarantee a specified interest rate. The investment gain or loss of the Separate Account, the Investment Options or the Funds does not affect the Fixed Account portion of the Policy Owner’s Cash Value. The Fixed Account will not share in the investment performance of our General Account.

  POLICY CHARGES AND DEDUCTIONS

  We deduct the charges described below. The charges are for services and benefits we provide, costs and expenses we incur, and risks we assume under the Policies. The amount of a charge may not exactly correspond to the costs associated with providing the services or benefits indicated by the designated charge. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expense charges.

  The services and benefits we provide include:

      the ability for you to make withdrawals and surrenders under the Policies the ability for you to obtain a loan under the Policies
      the Death Benefit paid on the death of the Insured
      making available a variety of Investment Options and related programs (including dollar-cost averaging and portfolio rebalancing)
      administration of the various elective options available under the Policies and the distribution of various reports to Policy Owners.

  The costs and expenses we incur include:

      expenses associated with underwriting applications, increases in the Stated Amount and Riders losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Policies sales and marketing expenses including commission payments to your sales agent and other costs of doing business.

  Risks we assume include:

      that the Insured may live for a shorter period of time than estimated resulting in the payment of greater Death Benefits than expected and that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

  Charges Against Premium

  We deduct certain charges from each Premium Payment you make before we allocate that Premium Payment (Net Premium Payment) among the Investment Options and the Fixed Account.

      Front-End Sales Expense Charge: We deduct a front-end sales charge of 2.50% of each Premium Payment. This charge helps us defray our costs for sales and marketing expenses, including commission payments to your sales agent. This charge is waived if the Policy Stated Amount plus the Primary Insured Term Rider is at least $5,000,000.
      Premium Tax Charge: We deduct a charge of 2.25% of each Premium Payment for state premium taxes that we currently expect to pay. These taxes vary from state to state and currently range from

      0.75% to 3.50%. Because there is a range of premium taxes, a Policy Owner may pay a premium charge that is higher or lower than the premium tax actually assessed or not assessed against the Company in his or her jurisdiction.

      Federal Deferred Acquisition Cost Charge: We deduct a charge of 1.25% of each Premium Payment to compensate the Company for expenses associated with its federal income tax liability relating to its receipt of premium.

  Charges Against Cash Value

  Monthly Deduction Amount: Several charges are combined in the Monthly Deduction Amount, which we deduct pro rata from each of the Investment Option’s values attributable to the Policy and the Fixed Account, (unless you select the Allocated Charges Option – see below).We deduct the amount on the first day of each Policy Month (the Deduction Date). The dollar amount of the Monthly Deduction Amount will vary from month to month. The Monthly Deduction Amount consists of (1) the Cost of Insurance Charge, (2) the Policy Administrative Expense Charge and (3) charges for any Riders. These are described below.

      Cost of Insurance Charge: The cost of insurance charge is the primary charge under your Policy for the Death Benefit we provide you. Like other policy charges, we may profit from the cost of insurance charge and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses. The amount of the cost of insurance charge depends on: (1) the Net Amount At Risk and (2) the cost of insurance rate. Generally, the cost of insurance rate increases each year.
      There are maximum or guaranteed cost of insurance rates associated with your Policy that are shown on the Policy Summary page of your Policy. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissioners Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the age, gender and risk class of the Insured.
      The current cost of insurance rates are based on the age, risk class and gender (unless unisex rates are required) of the Insured. The current rates are lower than the guaranteed rates and they will never exceed the guaranteed rates in the future. We will base any future changes in these rates only on our future expectations as to mortality, expenses and persistency. Nothing in the Policy will be affected by our actual mortality and expenses experienced under Policies issued. We will determine the current rates for the Initial Stated Amount and for each increase to the Stated Amount at the start of each Policy Year and will guarantee them for that Policy Year. Any change that we make in the current rates will be on a uniform basis for insureds of the same age, sex, duration and rate class.
      Policy Administrative Expense Charge: This per thousand charge applies for the first three (3) Policy Years and also applies to increases in the Stated Amount (excluding increases due to the Cost of Living Adjustment Rider and increases in Stated Amounts due to Death Benefit option changes). The amount varies by issue age and will be stated in the Policy. In addition, there is a $6.00 monthly charge until the Maturity Date for Stated Amounts less than $100,000.
      Charges for Riders: The Company will include a supplemental benefits charge in the Monthly Deduction Amount if you have elected any Riders for which there is a charge. The amount of this charge will vary depending upon the actual Rider selected.

  Allocated Charges Option (ACO): You may elect in writing to have us deduct the Monthly Deduction Amount from specified Funds and the Fixed Account rather than from all Funds on a pro rata basis. You may select a maximum of five Funds (including the Fixed Account) to deduct the Monthly Deduction Amount from and you must designate the applicable amount from each specified fund in a whole percentage. In any given month if the value of any specified Fund is insufficient to support its share of the Monthly Deduction Amount, the Monthly Deduction Amount will be taken pro-rata from all Funds.

  To elect ACO, you must complete our ACO election form and send it to us. We may modify, suspend or terminate ACO at anytime without prior notification.

  Surrender Charges: A Policy surrendered for all or a portion of its Cash Value during the first ten (10) Policy Years and for the first ten (10) Policy Years after an increase in Stated Amount is subject to a surrender charge. However, we will not assess a surrender charge on the amount of the increase in Stated Amount on surrenders made within ten (10) Policy Years following an increase in Stated Amount pursuant to a Cost of Living Adjustment Rider or in changing the Death Benefit option. In addition, we will not assess a surrender charge on partial surrenders up to 10% of the greater of Cash Value or premiums paid (less any free partial withdrawals made in the same Policy Year). The surrender charge is a per thousand of Stated Amount charge that varies by original issue age and increases with the issue age of the Insured.

  The surrender charge decreases by 10% each year over the ten (10) year period. For example, for a 45-year-old with a Stated Amount of $150,000, the charge in the first year is $7.18 for each $1,000 of Stated Amount, or $1,077. The charge decreases 10%, or approximately $0.72, each year, so in the fifth year, it is $4.31 for each $1000 of Stated Amount, or $646.50; in the tenth year, it is $0.72 for each $1,000, or $108.

Policy Year	Charge	Policy Year	Charge

1	$1,077.00	6	$538.50
2	969.00	7	430.50
3	861.00	8	322.50
4	754.00	9	216.00
5	646.50	10	108.00

  The minimum partial surrender amount is $500. If you request a partial surrender, the Death Benefit, Amount Insured and Cash Value will be reduced by the amount surrendered, including any surrender charges. The deduction from the Cash Value will be made on a pro-rata basis against the Cash Value of each Investment Option unless you request otherwise in writing. The portion of the Cash Value deducted from the Fixed Account is based on the proportion of the Fixed Account value relative to the Cash Value of the Policy as of the date we receive your request. A deduction greater than this proportionate amount is not permitted. Certain surrenders may result in taxable income and tax penalties. For additional information please see the Policy Summary and Fee Tables in this prospectus.

  Decreases in the Stated Amount of Insurance. You may request a decrease in the Stated Amount after the second Policy Year. The decrease will be effective on the later of the Deduction Date or immediately following your requested effective date. There is a charge for requested Stated Amount decreases as shown in your Policy Summary and described in the Fee Tables in this prospectus. After any change, the Stated Amount in effect may not be less than the minimum Stated Amount shown on your Policy Summary. We will send you a supplemental Policy Summary reflecting any change. A decrease in the Stated Amount in a substantially funded Policy may produce a cash distribution that is included in your gross income.

  Charges Against the Separate Account

      Mortality and Expense Risk Charge: We deduct a daily charge for mortality and expense risks at an annual rate of 0.65% of the assets in the Investment Options for Policy Years 1-15 and 0.40% for Policy Years 6-10 and 0.00%thereafter. The mortality risk assumed under the Polices is that the Insured may not live as long as expected. The expense risk charge assumed is that the expenses incurred in issuing and administering the Policies may be greater than expected. In addition, a portion of the mortality and expense risk charge may be used to pay sales commissions and expenses.

  Fund Charges

  Fund charges are not direct charges under the Policy. When you allocate money to the Investment Options, the Separate Account purchases shares of the corresponding Funds at net asset value. The net asset value reflects investment advisory fees and other expenses already deducted from the Funds. See the “Fee Tables” section in this prospectus and the Fund company prospectuses for information on the Fund charges.

  Modification, Reserved Rights and Other Charges

  We may offer the Policy an arrangement where an employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time. We may reduce or eliminate the mortality and expense risk charge, sales or surrender charges and administrative charges in such arrangements to reflect the reduced sales expenses, administrative costs and/or mortality and expense risks expected as a result of sales to a particular group.

  We will not reduce or eliminate the withdrawal charge, mortality and expense risk charge or the administrative charge if the reduction or elimination will be unfairly discriminatory to any person.

  We reserve the right to charge for transfers, Dollar Cost Averaging, illustrative reports and to charge the assets of each Investment Option for a reserve of any income taxes payable by the Company on the assets attributable to that Investment Option.

  We sell the Policies through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We pay commissions to the broker-dealers for selling the Policies. You do not directly pay these commissions. We intend to recover commissions, marketing, administrative and other expenses and cost of Policy benefits through the fees and charges imposed under the Policies. See “Distribution.”

  POLICY DESCRIPTION

  Travelers Variable Life Accumulator – Series 3 is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with death benefits, cash values and other features traditionally associated with life insurance. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured and Death Benefit may increase or decrease to reflect the performance of the Funds and/or the Fixed Account to which you direct your Net Premium Payments. The Policy is non-participating, which means the Company will not pay dividends on the Policy.

  Similar Policy Availability

  We offer two similar variable life insurance policies to customers: Travelers Variable Life and this Policy, Travelers Variable Life Accumulator – Series 3. These two Policies were designed for two different classes of customers, with differing investment objectives. The charges and fees of the two Policies are different from each other. Generally, the charges and fees for The Travelers Variable Life are less than those for The Travelers Variable Life Accumulator – Series 3.

      Travelers Variable Life is most appropriate if:
        Your objective is to obtain the highest death benefit that can be purchased for a specific premium amount
        You are more concerned with paying the lowest premium for a specific death benefit need
        Your objective is to build Cash Value without needing to access these values through loans or surrenders.
      Travelers Variable Life Accumulator – Series 3 is most appropriate if:
        Your objective is to accumulate Cash Value for the purpose of accessing these values through loans and surrenders on a tax favored basis
        The specified amount of the Policy’s death benefit is secondary to taking advantage of accumulating Cash Value on a tax-deferred basis which you can access through loans or surrenders.

  Your agent can provide hypothetical illustrations of how each Policy will perform to help you decide which Policy best suits your needs. These illustrations use an assumed rate of return. Less favorable rates of return could require you to make additional Premium Payments to maintain your Policy.

  Applying for a Policy

  To purchase a Policy, an application on the Insured must be submitted to us with information that includes:

      Requested Stated Amount (minimum of $50,000)

      Death Benefit Option
      Beneficiary
      Investment Option selections and
      Rider selections.

  Policies generally will be issued only on the life of an Insured between the ages of 0 and 85. We will then follow certain underwriting procedures designed to determine the insurability of the proposed Insured and may require medical examinations and additional information about the proposed Insured before the application is approved. A Policy will be issued only after the underwriting process is completed to our satisfaction (Issue Date). The Policy Date is the date we use to determine all future transactions on the Policy (e.g., deduction dates, policy years). If you pay your initial premium with your application, we will deposit that premium in a non-interest bearing account during the underwriting period.

  We reserve the right to reject an application for any reason subject to the requirements imposed by law in the jurisdiction where the requested insurance Policy was to be issued and delivered. If the application is declined or cancelled, the full amount paid with the application will be refunded. We may apply increased charges for the underwriting classification of a proposed Insured.

  While your application for the Policy is in underwriting, we may offer you temporary life insurance. To obtain the temporary insurance, you must complete the Policy Application, including the Temporary Insurance Agreement sections and you must make an advance payment. Please see “Terms and Conditions” in the Temporary Insurance Agreement for details on coverage dates and amounts.

  When Coverage Begins

  Except as stated in the Temporary Insurance Agreement, Coverage under the Policy will be effective on the later of the Policy Date or the Issue Date (as shown on the Policy Summary) if, on the later of the Policy Date or the Issue Date, the health and other conditions relating to insurability remain complete and true as described in the application.

  You may request a Policy Date of up to six months prior to the Issue Date for the purpose of preserving a younger Age, or other reasons, subject to our administrative procedures and state laws (a “back-dated policy”). In many, but not all cases, a younger Age will result in a smaller planned premium and lower cost of insurance charges. However, we will deduct the Monthly Deduction Amount under the Policy beginning on the Policy Date even though insurance coverage will not be effective until the Issue Date of the Policy.

  Right to Cancel (free look period)

  The law of the state in which your Policy is issued or delivered provides you a Right to Cancel or “free-look” period. The period varies by state but is never less than ten days from the day you receive your Policy. The Right to Cancel period for your Policy will be on the cover of your Policy.

  After underwriting is complete and the Right to Cancel period begins, we will apply your Net Premium to the Investment Options and the Fixed Account as you indicate on your application.

  To cancel a Policy during the Right to Cancel period, you must send a request in Writing along with your Policy to us within the applicable timeframe as set forth in your Policy, and we will make the refund within seven (7) days after we receive your request and returned Policy. Depending on state law we will refund to you either (1) the Policy’s Cash Value plus any charges and expenses which may have been deducted minus any loans or (2) any Premiums Paid minus any Outstanding Loans.

  Tax Free ‘Section 1035’ Exchanges

  You can generally exchange one life insurance policy for another in a ‘tax-free exchange’ under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. There will be a new surrender charge period for this Policy and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

  Ownership/Policy Rights

  The Policy Owner is the person who has the right to exercise all of the rights and options under the Policy, and to make changes to the Policy while the Insured is alive. Usually, the person who is buying the Policy is also the Policy Owner. However, in some instances, the Policy Owner can be an entity such as a trust or someone other than the person who is buying the Policy. In either situation, the Policy Owner may exercise certain rights that are described below. Some changes to the Policy require additional underwriting approval.

      Assigning the Policy

      The Policy Owner may assign the Policy as collateral for a loan or other obligation. We are not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment. Assigning the Policy may have tax consequences. See “Tax Treatment of Policy Benefits.” You should consult a tax adviser before assigning the Policy.

      Receiving the Maturity Benefit

      If the Insured is living on the Maturity Date, we will pay you the Cash Value of the Policy as of the Maturity Date, less any:

1.	Outstanding loan;

2.	Monthly Deduction Amount due but not paid; and

3.	Amount payable to an assignee under a collateral assignment of the Policy.

      Upon maturity, insurance ends and we have no further obligation under the Policy.

      Changing or revoking a Beneficiary

      The Beneficiary is named in the Policy application and is the person who receives the Death Benefit when the Insured dies. More than one Beneficiary may be named and you may make your Beneficiary designation irrevocable. When the Insured dies, if no Beneficiary is alive, the Death Benefit will be paid to you, if you are alive, otherwise to your estate.

      Unless you irrevocably named the Beneficiary, you may name a new Beneficiary while the Insured is living and while your Policy is in force by writing us at our Home Office. Subject to our receipt of the change, any change in beneficiary will be effective on the date you sign the notice of change regardless of whether the Insured has died at the time we receive the notice; however, we will have no further responsibility if we made any payment before we receive the notice of change.

      Decreases in the Stated Amount of Insurance

      You may request a decrease in the Stated Amount after the second Policy Year, provided that the Stated Amount after any decrease is not less than the minimum amount of $50,000. For purposes of determining the Cost of Insurance charge, a decrease will reduce the Stated Amount in the following order:

1.	against the most recent increase in the Stated Amount

2.	to other increases in the reverse order in which they occurred and

3.	to the initial Stated Amount.

      A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is included in your gross income. Decreases in the Stated Amount may also result in an assessment of a proportional surrender charge. This charge is determined by dividing the amount of the decrease by the total Stated Amount and multiplying by the full surrender charge that would otherwise be applicable. Any decrease in the Stated Amount will not change the amount of the Policy Administrative Expense Charge.

      Changing the Death Benefit Option

      You may change the Death Benefit Option from Option 1 (the Level Option) to Option 2 (the Variable Option). This change requires additional underwriting approval.

      You may also request a change from Option 2 to Option 1, without additional underwriting approval.

      Changing the Death Benefit Option may have tax consequences. You should consult a tax adviser before changing the Death Benefit Option. Please see “Death Benefit.”

      Increases in the Stated Amount (requires additional underwriting approval)

      You may request an increase to the Stated Amount after the first Policy Year and prior to the Policy Anniversary on which the Insured is age 86. We will not allow a requested increase to the Stated Amount for less than the Minimum Increase Amount shown on your Policy Summary page. The increase will be effective on the date shown on the supplemental Policy Summary that we will send you. There is an additional Policy Administrative Charge and a Per Thousand of Stated Amount Surrender Charge associated with a requested increase in Stated Amount. In addition, your cost of insurance will increase commensurate with the increase in the Stated Amount and in consideration of the attained age of the Insured at the time the increase is requested.

      We will require you to submit a new application and evidence of insurability for any requested increase in the Stated Amount. We require evidence of insurability because we issue an additional “insurance segment” associated with the increase. Each insurance segment will have its own issue age, risk class and in certain instances, charges. In this case, we will attribute your Cash Value to each insurance segment in the order they were added to the Policy to compute our insurance risk and to calculate the Cost of Insurance Charge.

      If you surrender all or a portion of your Policy, we will apply the corresponding per thousand surrender charge for each insurance segment and then add the surrender charges for each insurance segment together to calculate the amount of the surrender charge.

  Written requests for changes should be sent to the Travelers Life and Annuity, Policy Holder Services, P.O. Box 990019, Hartford, CT 06199-0010. You can contact us by calling (800)-334-4298. Some Policy changes may have tax consequences. You should consult a tax adviser before requesting any changes.

  PREMIUMS

  Amount, Frequency and Duration of Premium Payments

  The Policy allows you to choose the amount and frequency (e.g., monthly, semi-annually, annually) of your Premium Payments within certain guidelines (Planned Premium). The amount of your Premium Payment will vary based on factors including: the age, sex and rating classification of the Insured. The minimum initial premium we will accept is the amount necessary to pay the Monthly Deduction Amount due (unless you elect the Lapse Protection Guarantee Rider). If you elect the Lapse Protection Guarantee Rider at issue, there will be a minimum cumulative premium requirement in order to keep the Rider in effect. If you do not meet the minimum cumulative premium requirement on a monthly basis the Rider will lapse. (See the Lapse and Reinstatement section for more information on this Rider.)

  Prior to the Maturity Date, you may request a change in the amount and frequency of your Planned Premium Payments and also make unscheduled Premium Payments as long as receipt of such payments or change would not disqualify the Policy as life insurance under applicable federal tax laws. We reserve the right to require evidence of insurability before we accept any additional Premium Payment that would increase insurance coverage.

  You may make Premium Payments by:

      mailing a check, payable to Travelers Life and Annuity: to Travelers Life and Annuity, Policy Holder Services, P.O. Box 990019, Hartford, CT 06199-0019 or
      by direct checking account deductions (you must complete a pre-authorization collection form).

  If you do not make your Planned Premium Payment on schedule, your policy may lapse. In addition, even if you make your Planned Premiums on schedule, your Policy may lapse if the Cash Surrender Value of the Policy is insufficient to cover the Monthly Deduction Amount. In either of these cases, before your Policy lapses your Policy will be in default and a Grace Period will begin. Thirty days after the default happens we will send you a lapse notice stating the amount due to keep the Policy in effect and the date by which you must pay it. If the Insured dies during the Grace Period before you have paid the required premium, we will still pay the Death

  Benefit under the Policy although we will reduce the Death Benefit proceeds by any Monthly Deduction Amount due and the amount of any outstanding loans.

  Allocation of Premium Payments

  During the underwriting period, any Premium we receive will be placed in a non-interest bearing account. After underwriting is complete and the Right to Cancel period begins, thereafter we will apply your Net Premium to the Investment Options and the Fixed Account as you indicate on your application (premium allocation instructions).

  You may change your premium allocation instructions upon written request to us (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. Any future premiums will be allocated in accordance with the new allocation, unless we receive contrary written instructions.

  Unless underwriting is required, we will process a Premium Payment or other transaction as of the next computed Accumulation Unit Value of an Investment Option following our receipt of the Premium Payment or other transaction request in good order.

  VALUES UNDER YOUR POLICY

  Cash Value

  Each Policy has a Cash Value that is used as the basis for determining Policy benefits and charges. On each business day your Policy has a Cash Value which we use to determine how much money is available to you for loans, surrenders and in some cases the Death Benefit.

  A Policy’s Cash Value is the sum of the values held in the Investment Options, the Fixed Account and the Loan Account. A Policy’s Cash Value will change daily, has no guaranteed minimum value and may be more or less than Premiums paid. We calculate the Policy’s Cash Value each day the New York Stock Exchange is open for trading (a Valuation Date). The period between successive Valuation Dates is called a Valuation Period.

  The Cash Value will increase or decrease depending on the investment performance of the Investment Options, the Premium Payments you make, the fees and charges we deduct and any Policy transactions (loans, withdrawals, surrenders) you make.

  Investment Option Valuation

  The value of each Investment Option is measured in Accumulation Units. We value each Investment Option on each Valuation Date. Every time you allocate or transfer money to or from an Investment Option we convert that dollar amount into units. The value of an Accumulation Unit for each Investment Option is initially set at $1.00 and may vary among Investment Options and from one Valuation Period to the next. We determine each Investment Option’s Accumulation Unit Value (AUV) on each Valuation Date by multiplying the value on the immediately preceding Valuation Date by the corresponding Net Investment Factor (see below) for the Valuation Period just ended. For example, to calculate Monday’s Valuation Date price, we would multiply Friday’s Accumulation Unit Value by Monday’s Net Investment Factor.

  The Net Investment Factor is simply an index we use to measure the investment performance of an Investment Option from one Valuation Period to the next. Each Investment Option has a Net Investment Factor for each Valuation Period that may be greater or less than one. Therefore, the value of an Accumulation Unit (and the value of the Investment Option) may increase or decrease.

We determine the Net Investment Factor for any Valuation Period using the following equation:	a
- c
b

  a is:

1.	the net asset value per share of the Fund held in the Investment Option as of the Valuation Date plus

2.	the per-share amount of any dividend or capital gain distribution on shares of the Fund held by the Investment Option if the ex-dividend date occurs in the Valuation Period just ended plus or minus

3.	a per-share charge or credit, as we may determine on the Valuation Date for tax reserves and

  b is:

1.	the net asset value per share of the Fund held in the Investment Option as of the last prior Valuation Date plus or minus

2.	the per-share or per-unit charge or credit for tax reserves as of the end of the last prior Valuation Date and

  c is the applicable Investment Option deduction for the Valuation Period.

  The Accumulation Unit Value may increase or decrease. The number of Accumulation Units credited to your Policy will not change as a result of the Investment Option’s investment experience. The Separate Account will redeem Fund shares at their net asset value, to the extent necessary to make payments under the Policy.

  Premium Payments will be credited to your Policy based on the Accumulation Unit Value next determined of the applicable Investment Option after we receive the Premium Payment in good order.

  Transfers between Investment Options will result in the addition or reduction of Accumulation Units having a total value equal to the dollar amount being transferred to or from a particular Investment Option. The number of Accumulation Units will be determined by dividing the amount transferred by the Accumulation Unit Value of the Investment Options involved as of the next Valuation Date after we receive your request for transfer at our Home Office.

  Fixed Account Valuation

  The Fixed Account value on the Policy Date is equal to the portion of the initial Net Premium allocated to the Fixed Account. The Fixed Account value on each subsequent day is equal to the Fixed Account value on the preceding day, plus:

a.	Net Premium Payments allocated to the Fixed Account since the preceding day

b.	Amounts transferred to the Fixed Account from the Investment Options and the Loan Account since the preceding day

c.	Interest credited to the Fixed Account since the preceding day,

minus:

d.	Amounts transferred out of the Fixed Account to the Investment Options and the Loan Account since the preceding day

e.	Amounts transferred out of the Fixed Account to pay applicable Deduction Amount charges (the portion of the Deduction Amount charged will be based upon the proportion of the Fixed Account value relative to the Cash Value) since the preceding day

f.	Any transfer charges that have been deducted from the Fixed Account since the preceding day

g.	Any surrender amounts, including applicable surrender charges, that have been deducted from the Fixed Account since the preceding day

h.	Any Stated Amount decrease charges that have been deducted from the Fixed Account since the preceding day.

  Loan Account Valuation

  When you borrow money from us using the Policy as collateral for the loan, we transfer an amount equal to the loan amount from the Investment Options and the Fixed Account to the Loan Account as collateral for that loan. The value in the Loan Account is charged a fixed rate of interest declared by us that will not exceed 5.66% in Policy Years 1-15 and 3.85% in Policy Years 16 and later on an annual basis. We charge this interest in advance at the beginning of each Policy Year. In addition, the value in the Loan Account will be credited, in arrears, with a fixed rate of interest declared by us that will be at least 4% annually.

  When we determine a Policy’s Cash Value, the value in the Loan Account (i.e., the amount adjusted for any repayments or additional Policy loans we transferred from the Investment Options and the Fixed Account to secure the loan) and the result of any interest charged or credited on such amount, is added together with the values in the Investment Options and the Fixed Account.

  TRANSFERS

  Transfers of Cash Value

  Generally, you may transfer Cash Value among the Investment Options. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

  Market Timing/Excessive Trading

  The Policy is not designed to serve as a vehicle for excessive trading or market timing in an attempt to take advantage of short-term fluctuations in the stock market. If we determine you are engaging in excessive trading activity, trading activity that we believe is indicative of market timing, or any similar trading activity which will potentially hurt the rights or interests of other Policy Owners, we will restrict or eliminate the number of transfers you can make and/or may restrict or eliminate the mode of transfers you may make (e.g., we will not accept transfers made via facsimile or telephone). We will notify you if we reject a transfer request.

  In determining whether we believe you are engaged in excessive trading or market timing activity, we will consider, among other things, the following factors:

          the dollar amount you request to transfer;
          the number of transfers you made within the previous three months;
          whether your transfers follow a pattern designed to take advantage of short term market fluctuations; and
          whether your transfers are part of a group of transfers made by a third party on behalf of several individual Policy Owners.

  We also reserve the right to restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Policy Owners. We will notify you in writing before we restrict your right to request transfers through such market timing firm or other third party. We may, among other things:

          reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or reject the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner.

  None of these restrictions are applicable to transfers made under a Dollar Cost Averaging Program or a rebalancing program.

  Future Modifications. We will continue to monitor the transfer activity occurring among the Investment Options, and may modify these transfer restrictions at any time if we deem it necessary to protect the interest of all Policy Owners.

  Transfer of Cash Value from the Fixed Account to the Investment Options

  You may only transfer amounts from the Fixed Account to any of the Investment Options twice each Policy Year. The amount of each transfer may not exceed the greater of: (a) $500 or (b) 12.5% of the Fixed Account value as of the date we receive your transfer request. The Fixed Account is not available for transfers to the Investment Options through the Dollar Cost Averaging program. In addition, the Fixed Account is excluded from all Portfolio Rebalancing programs.

  Transfer of Cash Value from the Investment Options to the Fixed Account

  We reserve the right to limit or deny requests for transfers from any Investment Option into the Fixed Account if, at the time we receive the request: (a) the Fixed Account value is greater than or equal to 30% of the Cash Value of your Policy or (b) the Fixed Account value would become greater than or equal to 30% of your Policy’s Cash Value as a result of the requested transfer.

  Telephone Transfers

  The Policy Owner may make a transfer request in writing by mailing the request to the Company at its Home Office, or by telephone (if an authorization form is on file) by calling 1-800-334-4298. The Company will take reasonable steps to ensure that telephone transfer requests are genuine. These steps may include seeking proper authorization and identification prior to processing telephone requests. Additionally, the Company will confirm telephone transfers. Any failure to take such measures may result in the Company’s liability for any losses due to fraudulent telephone transfer requests.

  Dollar Cost Averaging (DCA Program)

  You may establish automated transfers of Cash Value on a monthly or quarterly basis from any Investment Option to any other available Investment Option by completing our DCA authorization form or through other written request acceptable to us. You must have a minimum of $5000 of Cash Value in the Investment Option from which amounts will be transferred out of to enroll in the DCA Program. The minimum automated transfer amount is $100.

  You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days’ notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the Policy. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

  Before transferring any part of Cash Value, you should consider the risks involved in switching between Investment Options available under this Policy. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

  The Fixed Account is not eligible for participation in the Dollar Cost Averaging program.

  Portfolio Rebalancing

  This program can help prevent a structured investment strategy from becoming diluted over time. Investment performance will likely cause the allocation percentages for the Investment Options you most recently selected to shift. Under this program, you may instruct us to periodically, and automatically, reallocate values in your Policy to help keep your investments properly aligned with your investment strategy. You may participate in the Portfolio Rebalancing Program by completing our rebalancing form. The Fixed Account is excluded from all rebalancing program transactions.

  DEATH BENEFIT

  If your Policy is in effect on the date of the Insured’s death, we will pay your Beneficiary a Death Benefit. We may reduce the Death Benefit payable as discussed below under “Paying the Death Benefit and Payment Options.” All or part of the Death Benefit may be paid in cash or applied to one or more of the Payment Options described in the following pages.

  You may select one of two Death Benefit Options when you purchase the Policy. The amount of the Death Benefit will depend on which Death Benefit Option you select. However, as long as the Policy remains in effect, the Company guarantees that the Death Benefit under either option will be at least the current Stated Amount of the Policy less any outstanding Policy loans and unpaid Monthly Deduction Amount.

  Option 1 (the Level Option)

  The Death Benefit will be equal to the Stated Amount of the Policy on the date of the Insured’s death or, if greater, the Minimum Amount Insured as of the date of the Insured’s death.

  Option 2 (the Variable Option)

  The Death Benefit will be equal to the Stated Amount of the Policy plus the Cash Value as of the date of the Insured’s death or, if greater, the Minimum Amount Insured as of the date of the Insured’s death.

  In order to be treated as life insurance under federal tax law, the Policy’s Death Benefit must meet or exceed the minimum requirements of either the Guideline Premium Test or the Cash Value Accumulation Test (the Minimum Amount Insured). These tests generally impact the Death Benefit when a Policy Owner has a relatively large Cash Value in relation to the Stated Amount. This Policy uses the Guideline Premium Test.

  Under the Guideline Premium Test, a Policy’s Death Benefit will not be less than the Policy’s Cash Value times the corridor factor under the Code. The corridor factors, which require that the Death Benefit be greater than the Policy’s Cash Value by a percentage that decreases over time, are shown in your Policy. The following is a summary of the percentages. For attained ages not shown, the percentages decline pro rata each year.

Attained Age of the Insured	Corridor Factors

0-40	250%
45	215%
50	185%
55	150%
60	130%
65	120%
70	115%
75	105%
95+	100%

  The investment performance of the Funds, expenses and deduction of charges all impact Cash Value. In some circumstances, the Death Benefit may vary with the amount of the Cash Value. Under Death Benefit Option 1, the Death Benefit will vary with the Cash Value whenever the Cash Value multiplied by the applicable Minimum Amount Insured percentage set forth in Section 7702 of the Code is greater than the Stated Amount. Under Death Benefit Option 2, the Death Benefit will always vary with the Cash Value because the Death Benefit is equal to the Stated Amount of the Policy plus the Cash Value as of the date of the Insured’s death (or if greater, the Minimum Amount Insured as of the date of the Insured’s death). Finally, if the investment performance of the Funds is too low and the Cash Value of your Policy falls below the amount necessary to pay the Monthly Deduction Amount due and you do not send us sufficient Premium, your Policy may lapse and no coverage will be in effect ..

  Death Benefit Examples

  The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under each Death Benefit Option. The examples assume an Insured of age 40, a Minimum Amount Insured of 250% of Cash Value (assuming the preceding table is controlling as to Minimum Amount Insured), and no outstanding Policy Loan.

  OPTION 1 — Level Death Benefit

  In the following examples of an Option 1 Level Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $50,000. Since the Policy is designed to qualify as a life insurance Policy, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

  EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). Since the Death Benefit of the Policy is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($25,000), the Death Benefit would be $50,000.

  EXAMPLE TWO. If the Cash Value of the Policy equals $40,000, the Minimum Amount Insured would be $100,000 ($40,000 x 250%). The resulting Death Benefit would be $100,000 since the Death Benefit is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($100,000).

  OPTION 2 — Variable Death Benefit

  In the following examples of an Option 2 Variable Death Benefit, the Death Benefit varies with the investment experience of the applicable Investment Options and will generally be equal to the Stated Amount plus the Cash Value of the Policy (determined on the date of the Insured’s death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

  EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($60,000) would be equal to the Stated Amount ($50,000) plus the Cash Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.

  EXAMPLE TWO. If the Cash Value of the Policy equals $60,000, then the Minimum Amount Insured would be $150,000 ($60,000 x 250%). The resulting Death Benefit would be $150,000 because the Minimum Amount Insured ($150,000) is greater than the Stated Amount plus the Cash Value ($50,000 + $60,000 = $110,000).

  Changing the Death Benefit Option

  You may change the Death Benefit Option by sending a written request to the Company. With some changes from Option 2 (Variable Benefit) to Option 1 (Level Benefit), involving substantially funded Policies, there may be a cash distribution, which is included in gross income. A change from Option 1 to Option 2 will not be permitted if the change results in a Stated Amount of less than $50,000. A change from Option 1 to Option 2 is also subject to underwriting. Changing the Death Benefit Option may have tax consequences. You should consult a tax adviser before making any change.

  Paying the Death Benefit and Payment Options

  Death Benefits are payable within seven days after we receive satisfactory proof of the Insured’s death. The amount of Death Benefit paid may be adjusted to reflect any unpaid Monthly Deduction Amount, any Policy loan, any material misstatements in the Policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy. If no Beneficiary is alive when the Insured has died, the Death Benefit will be paid to the Policy Owner, if alive, otherwise, the Death Benefit will be paid to the Policy Owner’s estate. In addition, we may defer payment of proceeds that exceed the Death Benefit for up to six months from the date of the request for the payment.

  If the Insured commits suicide within two years following the Issue Date, limits on the amount of Death Benefit paid will apply (see Limits on Right to Contest and Suicide Exclusion). In addition, if the Insured dies during the 31-day period after the Company gives notice to the Policy Owner that the Cash Surrender Value of the Policy is insufficient to meet the Monthly Deduction Amount due, then the Death Benefit actually paid to the Policy Owner’s Beneficiary will be reduced by the amount of the Monthly Deduction Amount that is due and unpaid.

  We will pay policy proceeds in a lump sum, unless you or the Beneficiary selects another of the Company’s Payment Options. We may defer payment of proceeds, which exceed the Death Benefit for up to six months from the date of the request for payment. A combination of options may be used. The minimum amount that may be placed under a Payment Option is $5,000 unless we consent to a lesser amount. Proceeds applied under a Payment Option will no longer be affected by the investment experience of the Investment Options.

  The following Payment Options are available under the Policy:

        OPTION 1 — Payments of a fixed amount

        OPTION 2 — Payments for a fixed period

        OPTION 3 — Amounts Held at Interest

        OPTION 4 — Monthly Life Income

        OPTION 5 — Joint and Survivor Level Amount Monthly Life Income

        OPTION 6 — Joint and Survivor Monthly Life Income — Two-Thirds to Survivor

        OPTION 7 — Joint and Last Survivor Monthly Life Income — Monthly Payment Reduces on Death of First Person Named

        OPTION 8 — Other Options

  We will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $100, we may make payments less often. If we have declared a higher rate under an option on the date the first payment under an option is due, we will base the payments on the higher rate.

  BENEFITS AT MATURITY

  If your Policy is in effect on the Maturity Date, we will pay the Policy’s Cash Value less any Outstanding Loan, any unpaid Monthly Deduction Amount and any amounts payable to an assignee under a collateral assignment of the Policy. We will then have no further obligations under the Policy.

  We offer two riders that may extend your coverage beyond the Policy’s Maturity Date: the Maturity Extension Rider and the Coverage Extension Rider. However, the tax consequences of continuing the Policy beyond the Maturity Date are unclear. You should consult your tax adviser before electing the rider to assess any potential tax liability. Details about these riders are in the “Other Benefits — Riders” section below.

  OTHER BENEFITS

  Exchange Option

  Once the Policy is in effect, you may exchange it during the first two (2) Policy Years for a form of non-variable life insurance issued by the Company (or an affiliated company, if allowed by state law) on the life of the Insured. Benefits under the new life insurance policy will be as described in that policy. No evidence of insurability will be required. The Stated Amount will be the same for each Policy. Cost of insurance rates will be based on the same risk classification as those of the former Policy. Any outstanding Policy Loan must be repaid before we will make an exchange. In addition, there may be an equitable adjustment in payments and Cash Values to reflect variance, if any, in the payments (and charges) and Cash Values under this policy and the new policy.

  If you make an exchange, the current Cash Value of this Policy will be increased by the cost of insurance charges assessed under the Policy since the Policy Date. This amount is then used to purchase the non-variable permanent life insurance. We will then adjust the new policy for insurance charges that would have been paid had you originally purchased the new policy (with the same Stated Amount as the old Policy) on the Policy Date of this Policy. If these adjustments result in the Policy not qualifying as life insurance under applicable federal tax laws, we may make cash distribution to you, which may be taxable.

  Riders (Supplemental Insurance Benefits)

  You may elect to have one or more of the following Riders added to your Policy. There may be costs associated with these Riders. Certain Riders may not be available in all states. The descriptions below are intended to be general; the terms of the Riders providing the additional benefits may vary from state to state, and you should consult the Policy and Rider. Depending on your circumstances, it may be less costly to purchase more death benefit coverage under the Primary Insured Term Rider than under the basic variable policy.

Accidental Death Benefit Rider	Additional death benefit if Insured’s death results from bodily injury before age 70.

Accelerated Death Benefit Rider	Access a portion of death benefit in the event of terminal illness or permanent confinement to a nursing care facility.

Child Term Insurance Rider	Provides level term insurance for Insured’s children, stepchildren or legally adopted children.

Cost of Living Adjustment Rider	Allows automatic increases in the face amount based on increases in the Consumer Price Index.

Coverage Extension Rider (available only if the Insured’s Issue Age is 80 or less)	The Coverage Extension Rider allows the policy to continue in force beyond the Maturity Date. The policy will be continued until the earlier of the Insured’s Death or the receipt of a request for full surrender. The Death Benefit after the Maturity Date will be equal to the Amount Insured as of the date of Death, minus any loan amount due and any amounts payable under a collateral assignment of the policy. After the Maturity Date, Interest on loans will continue to accrue and will be added to the total Loan Account value, and loan repayments will be accepted. New loans, partial surrenders and transfers among the Investment Options (funds) will continue to be permitted after the Maturity Date. There is no charge for this rider.

Estate Tax Repeal Rider	Allows surrender charges to be waived in the event that Federal Estate Tax is repealed.

Full Surrender Charge Waiver Rider	For policies with a minimum initial premium of $50,000, —allows the surrender charges to be waived if the policy is fully surrendered during the first five policy years. There is a charge for this rider.

Lapse Protection Guarantee Rider (Lifetime)	This Rider is only available with Death Benefit Option 1. The Rider provides that if, during the lifetime of the Insured, the total premiums paid, less any outstanding loans or partial surrenders equals or exceeds the cumulative Monthly Lapse Protection Premium shown in the Policy, a Lapse Protection Guarantee will apply. With this Rider, the Policy will not lapse on a Monthly Deduction Day even if the Cash Surrender Value is not enough to cover the Monthly Deduction Amount due.

The Monthly Lapse Protection Premium will change to reflect any changes you make to the Stated Amount or Riders under the Policy. If you make a change, we will send you an updated Policy Summary page showing you the new Monthly Lapse Protection Premium that must be met. The Monthly Lapse Protection Premium requirement increases after the 10th Policy Year. This Rider will be cancelled if you switch to Death Benefit Option 2.

Lapse Protection Guarantee Rider (20 Year)	This Rider is only available with Death Benefit Option 1. The Rider provides that if, during the first 20 Policy Years, the total premiums paid, less any outstanding loans or partial surrenders equals or exceeds the cumulative Monthly Lapse Protection Premium shown in the Policy, a Lapse Protection Guarantee will apply. With this Rider, the Policy will not lapse on a Monthly Deduction Day even if the Cash Surrender Value is not enough to cover the Monthly Deduction Amount due.
The Monthly Lapse Protection Premium will change to reflect any changes you make to the Stated Amount or Riders under the Policy. If you make a change, we will send you an updated Policy Summary page showing you the new Monthly Lapse Protection Premium that must be met. This Rider will be cancelled if you switch to Death Benefit Option 2. There is a charge for this Rider.

Maturity Extension Rider (available only if the Insured’s Issue Age is between 81-85)	The Maturity Extension Rider allows the policy to continue in force beyond the Maturity Date. The policy will be continued until the earlier of the Insured’s Death or the receipt of a request for full surrender. The Death Benefit after the Maturity Date will be equal to the Cash Value as of the date of Death, minus any Loan Account value and any amounts payable under a collateral assignment of the policy. After the Maturity Date, Interest on loans will continue to accrue and will be added to the total Loan Account value, and loan repayments will be accepted. New loans, partial surrenders and transfers among the Investment Options (funds) will continue to be permitted after the Maturity Date. There is no charge for this rider.

Primary Insured Term Rider	Additional death benefit protection for the insured.

Return of Premium Rider	Provides annual increases to the Stated Amount of the Policy on each Policy Anniversary. No evidence of insurability is required. The amount of each annual increase will be equal to the sum of the total amount of increases that have been provided under this Rider as of the preceding Policy Anniversary, multiplied by the Return of Premium Rate shown in the Rider; plus the total premiums received by us and applied to the Policy during the preceding Policy Year, multiplied by 100% plus the Return of Premium Rate. There is a maximum sum of increases provided under this Rider and once the maximum is reached, no further increases will be allowed.

Spouse Term Insurance Rider	Provides additional death benefit coverage for the Insured’s spouse.

Specified Amount Payment Rider	Credits specified amount to the Cash Value in the event of total disability.

Waiver of Deduction Amount Rider	Waives Monthly Deduction Amount in the event of disability.

  POLICY SURRENDERS

  You may withdraw all or a portion of the Cash Surrender Value from the Policy on any day that the Company is open for business. Withdrawing all or a portion of the Cash Surrender Value may have tax consequences. (See Tax Treatment of Policy Benefits.)

  Full Surrender

  You may surrender the Policy and receive its Cash Surrender Value. (You may request a surrender without the Beneficiary’s consent provided the Beneficiary has not been designated as irrevocable. If so, you will need the Beneficiary’s consent.) The Cash Surrender Value will be determined as of the date we receive the written request at our Home Office. The Cash Surrender Value is the Cash Value, minus any outstanding Policy loans and benefits received under the Accelerated Death Benefit Rider, and minus any surrender charge. We will pay you within seven (7) days after we receive your request in good order. The Policy will terminate on the date we receive your request.

  Partial Surrender

  You may request a partial surrender of the Policy. The minimum amount is $500. The amount paid to you will be the net amount requested. We will deduct the net amount surrendered plus any applicable surrender charge pro rata from all your selected Investment Options and The Fixed Account, unless you give us other written instructions. When you request a partial surrender, the portion of the Cash Value deducted from the Fixed Account is based on the proportion of the Fixed Account value relative to the Cash Value of the Policy as of the date we receive your request. A deduction greater than this proportionate amount is not permitted. We will pay you within 7 days after we receive your request.

  In addition to reducing the Policy’s Cash Value and Amount Insured, partial surrenders will reduce the Death Benefit payable under the Policy. Under Option 1 (the Level Option), the Policy’s Stated Amount will be reduced by the surrender amount. Under Option 2 (the Variable Option), the Policy’s Cash Value, which is part of the Death Benefit, will be reduced by the surrender amount. We may require you to return the Policy to record this reduction.

  POLICY LOANS

  While the Policy is in force, you may borrow money using the Policy as the only security (collateral) for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences. (See Federal Tax Considerations.)

  Loan Conditions

      You may borrow up to 100% of the Policy’s Cash Value, minus surrender charges. We determine Cash Value on the day we receive the written loan request. We will charge you interest on the amount of the loan.
      The loan request must be at least $500, except where state law requires a different minimum.
      To secure the loan, we transfer an amount equal to the loan from the Investment Options and the Fixed Account to the Loan Account. We make the transfer from the Investment Options on a pro rata basis, unless you give us different allocation instructions. The portion of the loan transferred from the Fixed Account is based on the proportion of the Fixed Account value relative to the Cash Value of the Policy as of the date we receive your request. A loan from the Fixed Account in an amount greater than this proportionate amount is not permitted.
      Amounts in the Loan Account earn interest at a rate of 4% per year in arrears.
      We normally pay the amount of the loan within seven (7) days of our receipt of the written loan request. We may postpone the payment of the loans under certain conditions.
      We charge interest on the outstanding amount of your loan(s), and you must pay this interest in advance, at the beginning of each Policy Year, at the rate shown below. Interest not paid when due will be added to the amount of the loan. We will transfer the amount of the unpaid interest from the

      Investment Options on a pro rata basis to the Loan Account. The portion of the unpaid loan interest transferred from the Fixed Account is based on the proportion of the Fixed Account value relative to the Cash Value of the Policy as of the date the unpaid loan interest is added to the Outstanding Loan. If you have an Outstanding Loan and request a second loan, we will add the amount of Outstanding Loan to the loan request. The table below shows the interest rates we will charge.

POLICY YEARS	RATE CHARGED

1 – 15	5.66%
16 and later	3.85%

      You may repay all or a part of your Outstanding Loans at any time while the Insured is alive by sending the repayment to our Home Office.
      Unless you request otherwise, we will apply any payment that we receive while there is a loan on the Policy as follows: first, towards repayment of any loan interest due; next, towards repayment of the loan principal; and last, as a premium payment to the Policy.
      As you repay the loan, we deduct the amount of the repayment from the Loan Account and credit the payment to the Investment Options based on which Investment Option(s) you took the loan from.
      We will deduct any unpaid loan amount, including interest you owe, from your Cash Value when you surrender the Policy and from the Death Benefit proceeds payable.
      If any unpaid loan amount, including any interest you owe, equals or exceeds the Cash Value, causing the Cash Surrender Value of your Policy to become zero, then your Policy will enter a 31-day grace period. (See Lapse and Reinstatement.)

  Effects of Loans

  A loan affects the Policy, because we reduce the Death Benefit proceeds and Cash Surrender Value under the Policy by any Outstanding Loan Amount. Repaying the loan causes the Death Benefit proceeds and Cash Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan amount in the Loan Account. The amount is not affected by the performance of the Investment Options and may not be credited with the same interest rates currently accruing on amounts allocated to the Fixed Account. Amounts transferred from an Investment Option to the Loan Account will affect the value in that Investment Option because we credit such amounts with an interest rate we declare, rather than with a rate of return reflecting the investment results of that Investment Option.

  There are risks involved in taking a loan, a few of which include an increased potential for the Policy to lapse if projected earnings, taking into account Outstanding Loans, are not achieved. A loan may have tax consequences. See “Tax Treatment of Policy Benefits.” In addition, the tax consequences of a loan after the fifteenth Policy Year are uncertain.

  You should consult a tax adviser before taking out a loan.

  We will notify you (and any assignee of record) if the sum of your loans plus interest you owe on the loans is more than the Cash Surrender Value. If you do not submit a sufficient payment within 31 days from the date of the notice, your Policy may lapse.

  LAPSE AND REINSTATEMENT

  Lapse

  Generally, if on any Deduction Date, the Cash Surrender Value of your Policy is too low to cover the Monthly Deduction Amount, your Policy will be in default and a grace period will begin. Thirty days after the default happens, we will send you a lapse notice to your last known address that the Policy may terminate. The notice will state the amount due to keep the Policy in effect and the date by which you must pay the amount due.

  Grace Period

  After the lapse notice is sent, if you do not pay the required amount within 31 days (subject to state law) the Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits.

  As long as there is an Outstanding Loan, we will treat that portion of any sufficient payment received during the grace period that is less than or equal to the amount of the Outstanding Loan as a repayment of the Outstanding Loan and not as an additional Premium Payment unless you request otherwise. Accordingly, we will transfer the assumed loan repayment amount from the Cash Value held in our Loan Account to the Investment Options and/or Fixed Account, thereby increasing the Cash Surrender Value and potentially preventing a lapse.

  If the Insured dies during the Grace Period before you have paid the required premium, the Death Benefit will still be payable to the Beneficiary, although we will reduce the amount of the Death Benefit proceeds by the Monthly Deduction Amount due plus the amount of any Outstanding Loan.

  Lapse Protection Guarantee Rider (Lifetime)

  This rider is available only with Death Benefit Option 1 (the Level Option). The Rider provides that if, during the lifetime of the Insured, the total premiums paid, less any outstanding loans or partial surrenders, equals or exceeds the cumulative Monthly Lapse Protection Premium shown in the Policy, a Lapse Protection Guarantee will apply. With this Rider, the Policy will not lapse on a monthly deduction day even if the Cash Surrender Value is not enough to cover the Monthly Deduction Amount due. The Monthly Lapse Protection Premium requirement will increase after the tenth Policy Anniversary. The Monthly Lapse Protection Premium is primarily based on the sex, underwriting classification, age of the Insured and the Stated Amount of the Policy.

  The Monthly Lapse Protection Premium will change to reflect any increases you make to the Stated Amount or changes to Riders under the Policy. If you make a change, we will send you an updated Policy Summary page showing the new Monthly Lapse Protection Premium that must be met. The Rider will be cancelled if you switch to Death Benefit Option 2 (the Variable Option).

  State law may affect the availability and some of the terms of this Rider.

  Lapse Protection Guarantee Rider (20 Year)

  This rider is available only with Death Benefit Option 1 (the Level Option). The Rider provides that if, during the first 20 Policy Years, the total premiums paid, less any outstanding loans or partial surrenders, equals or exceeds the cumulative Monthly Lapse Protection Premium shown in the Policy, a Lapse Protection Guarantee will apply. With this Rider, the Policy will not lapse on a monthly deduction day even if the Cash Surrender Value is not enough to cover the Monthly Deduction Amount due. The Monthly Lapse Protection Premium is primarily based on the sex, underwriting classification, age of the Insured and the Stated Amount of the Policy.

  The Monthly Lapse Protection Premium will change to reflect any increases you make to the Stated Amount or changes to Riders under the Policy. If you make a change, we will send you an updated Policy Summary page showing the new Monthly Lapse Protection Premium that must be met. The Rider will be cancelled if you switch to Death Benefit Option 2 (the Variable Option). There is a charge for this rider.

  State law may affect the availability and some of the terms of this Rider.

  Reinstatement

  You may reinstate the Policy within three (3) years from the date on which the Monthly Deduction Amount was last paid if:

(1)	the Policy was not surrendered for cash

(2)	you furnish us with acceptable evidence of insurability

(3)	you pay all past due Monthly Deduction Amounts

(4)	you pay Premium Payments equaling the next three Monthly Deduction Amounts

(5)	you pay the amount of any Outstanding Loan.

  Upon reinstatement, the Policy’s Cash Value will be the amount provided by the Premium Payments you made, plus any Cash Value as of the date of lapse.

  FEDERAL TAX CONSIDERATIONS

  The effect of federal income taxes on the economic benefits provided under the Policy depends on a variety of factors, including the tax status of the Policy Owner and the tax treatment of the Policy. This tax treatment is highly complex. The following summary provides a general description of the material federal tax consequences to the Policy owner and Beneficiary of buying, holding and exchanging rights under the Policy. This discussion is only a brief general summary and does not purport to be complete or cover all situations and is not intended as tax or legal advice. This discussion is based upon the Company’s understanding of the federal income tax laws as currently interpreted by the Internal Revenue Service (IRS). The Company cannot guarantee that those laws or interpretations will remain unchanged.

  It should be understood that this is not an exhaustive discussion of all tax questions that might arise under the Policies. No attempt has been made to address any federal estate tax or state and local tax considerations that may arise in connection with a Policy. For complete information, a qualified tax or legal adviser should be consulted.

  Potential Benefits of Life Insurance

  Life insurance, including the Policy, is a unique financial instrument with a number of potential tax advantages including:

      Income tax-free death benefits (e.g., the Death Benefit under the Policy, including the portion attributable to the increase in value based on the Investment Options, may pass to your Beneficiary free of income taxes.)
      Income tax-free growth of policy cash values (e.g., within the Policy, any increase in value based on the Investment Options may be tax-deferred until withdrawn, and as mentioned above, will not be subject to federal income taxes if paid as a Death Benefit.)
      Income tax-free access to cash value through loans and/or withdrawals (e.g., under certain circumstances a Policy Owner may access cash from the Policy through a withdrawal, up to the tax basis, or a loan without facing tax consequences.)

  Whether and how these benefits may be utilized is largely governed by Sections 7702, 7702A, 817 and 101 of the Internal Revenue Code (IRC). These federal tax laws were passed to ensure that the tax advantages of life insurance are not abused.

  In sum, these federal tax laws, among numerous other things, establish the following:

      A definition of a life insurance contract
      Diversification requirements for separate account assets
      Limitations on policy owner’s control over the assets in a separate account
      Guidelines to determine the maximum amount of premium that may be paid into a policy
      Limitations on withdrawals from a policy
      Qualification testing for all life insurance policies that have cash value features.

  Tax Status of the Policy

  Definition of Life Insurance

  In order for this Policy to offer some or all of the tax advantages described above, it must meet the definition of a life insurance contract under Section 7702 of the IRC. Complying with either the cash value accumulation test or the guideline premium test set forth in IRC Section 7702 will satisfy this definition. This Policy uses the guideline premium test. Guidance as to how IRC Section 7702 and the guideline premium test are to be applied, however, is limited. If a Policy were determined not to be a life insurance contract for purposes of IRC Section 7702, such Policy would not provide the tax advantages normally described above.

  The Company believes that it is reasonable to conclude that the Policy meets the IRC Section 7702 definition of a life insurance contract. The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

  Diversification

  In addition to meeting the definition of a life insurance contract in IRC Section 7702 of the IRC, to qualify as life insurance for federal income tax purposes, separate account investments (or the investments of a Fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must also be “adequately diversified” pursuant to Section 817(h) of the Code.

  Treasury Regulation Section 1.817-5, which was adopted by Treasury to implement section 817(h), generally requires that no more than 55 percent of the value of the total assets of the mutual fund owned by the Separate Account may be represented by any one (1) investment; no more than 70 percent of such value may be represented by any two (2) investments; no more than 80 percent of such value may be represented by any three (3) investments; and no more than 90 percent of such value may be represented by any four (4) investments. Thus, under this test, the Separate Account and the mutual funds are generally required to invest a specified portion of its assets in at least five (5) distinct investments. Generally, U.S. Treasury securities are not subject to the diversification test and to the extent that assets include such securities, somewhat less stringent requirements may apply.

  The Separate Account, through the Funds, intends to comply with these requirements. Although the Company does not control the Funds, the Company intends to monitor the investments of the Mutual Funds to ensure compliance with these diversification requirements.

  Investor Control

  In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their policy or contract rather than the insurance company. In those circumstances, a proportionate share of the income and gains from the separate account assets would be includable in the variable contract owner’s gross income each year.

  The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those separate account assets, such as the ability to exercise investment control over the assets. The Treasury has also stated that guidance would be issued by way of regulations or rulings on the “extent to which policyholders may direct their investments to particular Investment Options without being treated as owners of the underlying assets. As of the date of this prospectus, no such guidance has been issued. While we believe that the Contract does not give the Contract Owner investment control over the separate account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the separate account assets supporting the Contract.

  Tax Treatment of Policy Benefits

  The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

  In General

  The Company believes that the Death Benefit under the Policy will be excludable from the gross income of the Beneficiary under section 101(a)(1) of the Code, unless the Policy has been transferred for value and no exception to the transfer for value rules applies. In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Cash Value, including increments thereof, until there is a distribution. (See discussion of “Modified Endowment Contracts” below.) Depending on the circumstances, the exchange of a policy, a change in the policy’s face amount, a change in the policy’s death benefit option, a payment of an increased level of premiums, a policy loan, a partial or full surrender, a lapse with outstanding indebtedness, a change in ownership, or an assignment of the policy may have federal income tax consequences. In addition, such actions may have federal gift and estate, as well as state and local tax consequences that will depend upon the financial situation and other circumstances of each owner or beneficiary. You should consult your tax or legal adviser for further advice on all tax issues.

  The tax consequences of distribution from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a “Modified Endowment Contract.”

  Modified Endowment Contracts

  Special tax considerations apply to “Modified Endowment Contracts” (MEC) as determined by IRC Section 7702A. A MEC is defined under tax law as any policy that satisfies the present legal definition of a life insurance contract under IRC Section 7702 but which fails to satisfy a 7-pay test. A contract fails to satisfy the 7-pay test if the cumulative amount of premiums paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time had the contract provided for paid-up future benefits after the payment of seven level annual premiums. If a material change in the contract occurs either during the first seven contract years, or later, a new seven-year testing period is begun. A decrease to the stated amount of the Policy may cause a retest under the 7-pay test and could cause your Policy to become a MEC. Tax regulations or other guidance will be needed to fully define t hose transactions that are material changes.

  Any policy issued in exchange for a MEC will be subject to the tax treatment accorded to MECs. However, the Company believes that any policy received in exchange for a life insurance contract that is not a MEC will generally not be treated as a MEC if the face amount of the policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the policy to become a MEC.

  Loans and partial withdrawals from, as well as collateral assignments of, policies that are MECs will be treated as distributions to the policy owner for tax purposes. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from MECs will be included in gross income on an income-first basis to the extent of any income in the policy (the contract value less the policy owner’s investment in the policy) immediately before the distribution.

  The law also imposes an additional 10% tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from MECs to the extent they are included in income, unless a specific exception to the penalty applies. The penalty does not apply to amounts which are distributed on or after the date on which the taxpayer attains age 59½, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer’s life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

  If a Policy becomes a MEC distributions that occur during the contract year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC (and therefore not taxable at the time of the distribution) could later become taxable as a distribution from a MEC.

  For purpose of applying the MEC rules, all MECs that are issued by the Company (or its affiliates) to the same owner during any calendar year will be treated as one MEC contract for purposes of determining the amount includable in the owner’s gross income at the time of a distribution from any such contract.

  The death benefit of a modified endowment contract remains excludable from the gross income of the beneficiary to the extent described above in “Tax Treatment of Policy Benefits.” Furthermore, no part of the investment growth of the cash value of a MEC is includable in the gross income of the owner unless the contract matures, is distributed or partially surrendered, is pledged, collaterally assigned, or borrowed against, or otherwise terminates with income in the contract prior to death. A full surrender of the contract after age 59½ will have the same tax consequences as noted above in “Tax Treatment of Policy Benefits.”

  Due to the complexity of the MEC tax rules, a policy owner should consult a qualified tax or legal adviser as to the potential MEC consequences before taking any actions with respect to the Policy.

  Distributions from Policies Not Classified as Modified Endowment Contracts

  Distributions from a policy that is not classified as a modified endowment contract are generally treated as first recovering the investment in the policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the cases of a partial surrender, a decrease in the face amount, or any other change that reduces benefits under the policy in the first 15 years after the policy is issued and as a result of that action, a cash distribution to the owner is made by the Company in order for the policy to continue complying with the IRC Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the policy) under rules prescribed in IRC Section 7702.

  Loans from, or secured by, a policy that is not a MEC are generally not treated as distributions. Instead, such loans are generally treated as indebtedness of the owner. However, the tax consequences of some Policy loans are uncertain. You should consult a tax or legal adviser as to those consequences. Upon a complete surrender or lapse of a policy that is not a MEC, or when benefits are paid at such a policy’s maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the policy, the excess generally will be treated as ordinary income subject to tax.

  Finally, neither distributions (including distributions upon surrender or lapse) nor loans from or secured by, a policy that is not a MEC, are subject to the 10%additional tax previously referred to above regardless of when they are made. Certain changes to the policy may cause the policy to become a MEC. Therefore, a policy owner should consult a tax or legal adviser before effecting any change to a policy that is not a modified endowment contract.

  Treatment of Loan Interest

  If there is any borrowing against the policy, the interest paid on loans may not be tax deductible.

  Investment in the Policy

  Investment in the policy means (i) the aggregate amount of any premiums or other consideration paid for a policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the owner (except that the amount of any loan from, or secured by, a policy that is a MEC, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a policy that is a MEC to the extent that such amount is included in the gross income of the owner.

  Business Uses of Policy

  Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax or legal adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses and the IRS has recently issued new guidelines on split dollar arrangements. Furthermore there have been recent proposals to restrict the tax advantages of corporate owned life insurance that are currently under considerations by Congress. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax or legal adviser.

  OTHER TAX CONSIDERATIONS

  The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

  Insurable Interest

  The Policy Owner must have an insurable interest in the life of the Insured in order for the Policy to be valid under applicable state law and for the Policy to be treated as a life insurance policy for federal income tax purposes. The laws of the state that govern the Policy determine the existence of an insurable interest. State laws on this subject vary widely, but typically require that the Policy Owner have a lawful and substantial economic interest in the continued life of the person insured, which interest must exist at the time the insurance is procured, but not necessarily at the time of the Insured’s death. If no recognized insurable interest exists in a given situation, the Policy may be deemed void as against public policy under the state law and not entitled to treatment as a life insurance contract for federal income tax purposes. It is the responsibility of the Policy Owner, not the life insurance carrier, to determine the existence of insurable interest in the life of the Insured under applicable state law.

  The Company’s Income Taxes

  The Company is taxed as a life insurance company under federal income tax law. Presently, the Company does not expect to incur any income tax on the earnings or the realized capital gains retained to meet the Company’s obligations under the Policy. Based on these expectations, no charge is being made currently to the income of the Separate Account for federal income taxes that may be attributable to the Separate Account. However, the Company may assess a charge against the Investment Options for federal income taxes in the event that the Company incurs income or other tax liability attributable to the Separate Account under future tax law.

  Under present laws, the Company may incur state and local taxes in certain states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges may be made for such taxes (including such taxes), if any, attributable to the Separate Accounts.

  Alternative Minimum Tax

  Please consult your tax or legal adviser for alternative minimum tax rules as they may impact your Policy.

  OTHER POLICY INFORMATION

  Payment and Suspension of Valuation

  You may send your written requests for payment to our Home Office. We ordinarily pay any proceeds, loan amounts, or surrender or partial surrender proceeds in a lump-sum within seven days after receipt at our Home Office of all the documents required for such a payment. Other than the Death Benefit proceeds, which we determine as of the date of the Insured’s death, the amount we pay is as of the end of the Valuation Period during which our Home Office receives all required documents. We may pay our Death Benefit proceeds in a lump-sum or under an optional payment plan.

  Policy Statements

  We will maintain all records relating to the Separate Accounts, the Investment Options and the Fixed Account. At least once each Policy Year, we will send you a statement showing:

      the Cash Value, Stated Amount and Amount Insured

      the date and amount of each Premium Payment
      the date and amount of each Monthly Deduction
      the amount of any outstanding Policy Loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account the date and amount of any partial surrenders and the amount of any partial surrender charges or decrease of Stated Amount charges the annualized cost of any Riders purchased under the Policy and a reconciliation since the last report of any change in Cash Value and Cash Surrender Value.

  We will also send any other reports required by any applicable state or federal laws or regulations.

  Limits on Right to Contest and Suicide Exclusion

  The Company may not contest the validity of the Policy after it has been in effect during the Insured’s lifetime for two years from the Issue Date. Subject to state law, if the Policy is reinstated, the two-year period will be measured from the date of reinstatement. Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state law). In addition, if the Insured commits suicide during the two-year period following issue while sane or insane (subject to state law) the Death Benefit will be limited to the premiums paid less (i) the amount of any partial surrender and (ii) the amount of any Outstanding Loan. During the two-year period following an increase, the portion of the Death Benefit attributable to the increase in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase (subject to state law) and if the policy is reinstated, the two year period will be measured from the date of re instatement.

  Misstatement as to Sex and Age

  If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Policy would have provided with the corrected information. You may file proof of age at any time at our Home Office.

  Policy Changes

  At any time, we may make such changes to your Policy as are necessary to assure compliance with the definition of life insurance prescribed in the Code. We may amend your Policy to conform with any law or regulation issued by any government agency to which it is subject. Only our officers have the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. Each endorsement, amendment, or rider must be signed by an officer of the Company to be valid.

  Addition and Substitution of Funds. If the use of a Separate Account or of an Investment Option is no longer possible, or in our judgment becomes inappropriate for the purposes of the Policy, we may substitute another Separate Account or Investment Option without your consent. The new Investment Option may have higher fees and charges than the one it replaced, and may not necessarily be available to all classes of Policies. We will not substitute Investment Options without notice to you and without prior approval of the SEC and of the insurance commissioner of the state where this Policy is issued for delivery, to the extent required by law. We also may add other Investment Options under the Policy. As required by law, we will notify you of any Policy changes.

  Distribution

  Distribution and Principal Underwriting Agreement. Travelers Distribution LLC (“TDLLC”) serves as the principal underwriter and distributor of the securities offered through this prospectus pursuant to the terms of the Distribution and Principal Underwriting Agreement. TDLLC also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the Company and its affiliated companies.

  TDLLC’s principal executive offices are located at One Cityplace, Hartford, Connecticut 06103. TDLLC is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. (“NASD”). TDLLC is affiliated with the Company and each Separate Account. TDLLC, as the principal underwriter and distributor, does not retain any fees under the Policy.

  The Policies are offered on a continuous basis. TDLLC enters into selling agreements with broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Policies but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable life insurance products. We intend to offer the Policy in all jurisdictions where we are licensed to do business and where the Policy is approved.

  Compensation. Broker-dealers who have selling agreements with TDLLC are paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policy typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. Compensation paid on the Policies, as well as other incentives or payments, are not assessed as an additional direct charge to Policy owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy and from profits on payments received by the Company and TDLLC for providing administrative, marketing and other support and services to the Funds.

  Certain broker-dealer firms may receive additional compensation or reimbursement for, among other things, training of sales personnel, marketing or other services they provide to the Company or our affiliates, and may be based on aggregate or anticipated sales of the Policies, meeting certain sales thresholds and/or overhead expenses incurred by the broker-dealer firms in offering the variable product. These special compensation arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. The Company and TDLLC have entered into such arrangements with Interlink Securities, Inc., Intersecurities, Inc., NFP Securities, Inc., The Leaders Group, Tower Square Securities, Inc., Transamerica Financial Advisers, Inc., Highland Capital Securities, Inc. and Underwriter Equity Corporation. Any such compensation payable to a broker-dealer firm will be made by TDLLC or the Company out of their own assets and will not resu lt in any additional direct charge to you.

  The amount and timing of overall compensation, including both commissions and additional compensation as outlined above, may vary depending on the selling and other agreements in place, but is not expected to exceed 130.28% of the target premium and 6.5% of excess premium paid in the first Policy Year. The maximum compensation payable will not exceed 6.5% of the annual renewal premium paid after Policy Year 1. We may also periodically establish commission specials; however, commissions paid under these specials will not exceed the amounts described immediately above. To the extent permitted by NASD rules and other applicable laws and regulations, TDLLC may pay or allow other promotional incentives or payments in the form of cash or other compensation.

  The Company and TDLLC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser to one or more Funds or serves as a subadviser to a Fund of The Travelers Series Trust or Travelers Series Fund Inc., which are offered under the Policies. These firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., Merrill Lynch Investment Managers, L.P., Salomon Brothers Asset Management and Smith Barney Fund Management.

  Tower Square Securities. TDLLC has entered into a selling agreement with Tower Square Securities, Inc. (“Tower Square”), which is affiliated with the Company. Registered representatives of Tower Square, who are properly licensed and appointed, may offer the Policy to customers. Such representatives are eligible for various cash benefits, such as bonuses, commission advances and non-cash compensation programs offered by the Company. Sales of the Policies may help qualify a Tower Square representative for such benefits. Sales representatives may receive other payments from the Company for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services. In addition, sales representatives who meet certain Company productivity, persistency and length of the services standards may be eligible for additional compensation.

  Emergency Procedure

  We reserve the right to postpone any surrender, partial surrender, policy loan, or payment of death benefit proceeds for a period not to exceed 12 months, if in our reasonable judgment, such postponement is necessary for the orderly liquidation of assets invested in an Investment Option. Furthermore, we may postpone any payment involving a determination of Cash Value in any case whenever:

      (1)   the New York Stock Exchange or any stock exchange in which an Investment Option invests is closed (except for customary weekend and holiday closings) or trading on the New York Stock Exchange or other stock exchange is restricted as determined by the SEC or equivalent authority or

      (2)   in our reasonable judgment, we determine that a state of emergency exists so that valuation of the assets in an Investment Option or disposal of securities is not reasonably practicable.

  Allocations and transfers to, and deductions and transfers from, an Investment Option may be postponed as described in (1) and (2) above. We reserve the right to suspend or postpone the date of any payment of any benefit or values (including the payments of cash surrenders and policy loans) for up to six months when policy values are being withdrawn from the Fixed Account.

  Restrictions of Financial Transactions

  Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Policy Owner’s ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

  Legal Proceedings

  There are no pending legal proceedings affecting either Separate Account or the principal underwriter. There are no pending legal proceedings against either Company likely to have a material adverse effect on the ability of either Company to meet its obligations under the applicable Contract.

  FINANCIAL STATEMENTS

  We have included the applicable Company’s financial statements and the applicable Separate Account’s financial statements in the applicable Statement of Additional Information.

  APPENDIX A
  Glossary of terms used throughout this prospectus

  Accumulation Unit — a standard of measurement used to calculate the value of the Investment Options.

  Age — the Insured’s age as of his or her last birthday.

  Amount Insured — under Option 1, the Amount Insured will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Cash Value (the “Minimum Amount Insured”). Under Option 2 the Amount Insured will be equal to the Stated Amount of the Policy plus the Cash Value (determined as of the date of the Insured’s death) or, if greater, the Minimum Amount Insured.

  Beneficiary (ies) — the person(s) named to receive the Death Benefit of this Policy after the death of the Insured.

  Cash Surrender Value — the Cash Value less any Outstanding Loans and applicable surrender charges.

  Cash Value — the sum of the accumulated value held in the Investment Options plus the Loan Account value and the Fixed Account value.

  Code — the Internal Revenue Code.

  Company (Issuing Company) — either The Travelers Insurance Company or The Travelers Life and Annuity Company. The name of the Company that issued your Policy appears on your Policy and is determined primarily by the state where you purchased the Policy.

  Company’s Home Office — the principal executive offices located at One Cityplace, Hartford, Connecticut 06103-3415.

  Cost of Insurance Charge — a charge that reflects the anticipated mortality of the Insured.

  Death Benefit — the amount payable to the Beneficiary if this Policy is in force upon the death of the Insured.

  Deduction Date (or Day) — the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy’s Cash Value.

  Fixed Account — part of the General Account of the Company.

  Fund — (see Mutual Fund.)

  General Account — an account that consists of the Company’s assets other than those held in any separate account.

  Initial Premium Payment — the first Premium Payment made under the Policy.

  Insurance Company (ies) — either The Travelers Insurance Company or The Travelers Life and Annuity Company depending on which company issues your Policy.

  Insured — the person whose life is insured under the Policy.

  Investment Options — the segments of the Separate Account to which you may allocate Premium Payments or Cash Value. Each Investment Option invests directly in a corresponding Mutual Fund.

  Investment Option Deduction — the charge we deduct from each Investment Option to cover our mortality and expense risk charges and administrative charges. It is shown on the Policy Summary.

  Issue Date — the date on which the Company issues the Policy for delivery to the Policy Owner.

  Issuing Company — either The Travelers Insurance Company or The Travelers Life and Annuity Company. The name of the Issuing Company appears on your Policy and is determined primarily by the state where you purchased the Policy.

  Loan Account — an account in the Company’s General Account to which we transfer the amount of any Policy Loan, and to which we credit a fixed rate of interest.

  A-1

  Maturity Benefit — an amount equal to the Policy’s Cash Value, less any Outstanding Loan or unpaid Monthly Deduction Amount or amounts payable to an assignee, payable to the Policy Owner if the Insured is living on the Maturity Date.

  Maturity Date — the anniversary of the Policy Date on which the Insured is age 100.

  Minimum Amount Insured — the amount of Death Benefit required for this Policy to qualify as life insurance under federal tax law. It is a stated percentage of Cash Value determined as of the first day of the Policy Month and is shown in the Policy.

  Monthly Deduction Amount — the amount of charges deducted from the Policy’s Cash Value, which includes Cost of Insurance Charges, administrative charges, and any charges for benefits associated with any Rider(s).

  Mutual Fund (or Fund) — a registered open-end management investment company or a series thereof that corresponds to an Investment Option. Each Investment Option invests directly in a Mutual Fund of the same name.

  Net Amount At Risk — the Death Benefit minus the Cash Value at the beginning of each Policy Month.

  Net Premium Payment — the amount of each Premium Payment, minus the deduction of any sales expense charges, Premium Taxes or Deferred Acquisition Cost Charges as shown on the Policy Summary.

  Outstanding Loan — the amount owed the Company as a result of policy loans including both principal and accrued interest.

  Planned Premium — the amount of premium which the Policy Owner chooses to pay to the Company on a scheduled basis, and for which the Company will bill the Policy Owner.

  Policy — Travelers Variable Life Accumulator- Series 3, an individual variable flexible premium life insurance policy.

  Policy Anniversary — an anniversary of the Policy Date.

  Policy Date — the date shown on the Policy Summary and used to determine administrative transactions on the Policy (e.g., Deduction Days, Policy Years).

  Policy Month — twelve one-month periods during the Policy Year, each of which begins on the Policy Date or the Deduction Day.

  Policy Owner(s) (you, your or owner) — the person(s) having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.

  Policy Years — each successive twelve-month period; the first beginning with the Policy Date.

  Premium Allocation Instructions — the instructions you provide us to allocate your Premium Payments among the Investment Options and/or Fixed Account. You may change your Premium Allocation Instructions by written direction.

  Premium Payment — the amounts you send us to be applied to your Policy.

  Riders — supplemental insurance benefits offered under the Policy. There are additional charges associated with some Riders.

  Separate Account(s) — assets set aside by the Company, the investment performance of which is kept separate from that of other assets of the Company.

  Stated Amount — the amount selected by the Policy Owner used to determine the Death Benefit, which may be increased or decreased as described in the Policy.

  Term Amount — The amount of insurance provided by the Rider.

  Underwriting Period — the time period from when we receive a completed Application until the Issue Date.

  Valuation Date — a day on which the Separate Account is valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading. The value of Accumulation Units will be determined as of the close of trading on the New York Stock Exchange.

  Valuation Period — the period between the close of business on successive Valuation Dates.

  A-2

  APPENDIX B

  SURRENDER PENALTIES PER THOUSAND OF STATED AMOUNT AND INCREASES IN STATED AMOUNT
  (FOR ALL POLICIES EXCEPT THOSE ISSUED IN NEW YORK)

Issue	Duration

Age	1	2	3	4	5	6	7	8	9	10

0	2.04	1.84	1.63	1.43	1.22	1.02	0.82	0.61	0.41	0.20
1	2.04	1.84	1.63	1.43	1.22	1.02	0.82	0.61	0.41	0.20
2	2.04	1.84	1.63	1.43	1.22	1.02	0.82	0.61	0.41	0.20
3	2.04	1.84	1.63	1.43	1.22	1.02	0.82	0.61	0.41	0.20
4	2.04	1.84	1.63	1.43	1.22	1.02	0.82	0.61	0.41	0.20
5	2.19	1.97	1.75	1.53	1.31	1.10	0.88	0.66	0.44	0.22
6	2.19	1.97	1.75	1.53	1.31	1.10	0.88	0.66	0.44	0.22
7	2.21	1.99	1.77	1.55	1.33	1.11	0.88	0.66	0.44	0.22
8	2.23	2.01	1.78	1.56	1.34	1.12	0.89	0.67	0.45	0.22
9	2.26	2.03	1.81	1.58	1.36	1.13	0.90	0.68	0.45	0.23
10	2.39	2.15	1.91	1.67	1.43	1.20	0.96	0.72	0.48	0.24
11	2.46	2.21	1.97	1.72	1.48	1.23	0.98	0.74	0.49	0.25
12	2.54	2.29	2.03	1.78	1.52	1.27	1.02	0.76	0.51	0.25
13	2.65	2.39	2.12	1.86	1.59	1.33	1.06	0.80	0.53	0.27
14	2.75	2.48	2.20	1.93	1.65	1.38	1.10	0.83	0.55	0.28
15	2.76	2.48	2.21	1.93	1.66	1.38	1.10	0.83	0.55	0.28
16	2.77	2.49	2.22	1.94	1.66	1.39	1.11	0.83	0.55	0.28
17	2.79	2.51	2.23	1.95	1.67	1.40	1.12	0.84	0.56	0.28
18	2.82	2.54	2.26	1.97	1.69	1.41	1.13	0.85	0.56	0.28
19	2.90	2.61	2.32	2.03	1.74	1.45	1.16	0.87	0.58	0.29
20	2.86	2.57	2.29	2.00	1.72	1.43	1.14	0.86	0.57	0.29
21	2.93	2.64	2.34	2.05	1.76	1.47	1.17	0.88	0.59	0.29
22	2.99	2.69	2.39	2.09	1.79	1.50	1.20	0.90	0.60	0.30
23	3.04	2.74	2.43	2.13	1.82	1.52	1.22	0.91	0.61	0.30
24	3.06	2.75	2.45	2.14	1.84	1.53	1.22	0.92	0.61	0.31
25	3.08	2.77	2.46	2.16	1.85	1.54	1.23	0.92	0.62	0.31
26	3.14	2.83	2.51	2.20	1.88	1.57	1.26	0.94	0.63	0.31
27	3.25	2.93	2.60	2.28	1.95	1.63	1.30	0.98	0.65	0.33
28	3.37	3.03	2.70	2.36	2.02	1.69	1.35	1.01	0.67	0.34
29	3.47	3.12	2.78	2.43	2.08	1.74	1.39	1.04	0.69	0.35
30	3.49	3.14	2.79	2.44	2.09	1.75	1.40	1.05	0.70	0.35
31	3.64	3.28	2.91	2.55	2.18	1.82	1.46	1.09	0.73	0.36
32	3.78	3.40	3.02	2.65	2.27	1.89	1.51	1.13	0.76	0.38
33	3.92	3.53	3.14	2.74	2.35	1.96	1.57	1.18	0.78	0.39
34	4.08	3.67	3.26	2.86	2.45	2.04	1.63	1.22	0.82	0.41
35	4.19	3.77	3.35	2.93	2.51	2.10	1.68	1.26	0.84	0.42
36	4.43	3.99	3.54	3.10	2.66	2.22	1.77	1.33	0.89	0.44
37	4.66	4.19	3.73	3.26	2.80	2.33	1.86	1.40	0.93	0.47
38	4.91	4.42	3.93	3.44	2.95	2.46	1.96	1.47	0.98	0.49
39	5.14	4.63	4.11	3.60	3.08	2.57	2.06	1.54	1.03	0.51
40	5.69	5.12	4.55	3.98	3.41	2.85	2.28	1.71	1.14	0.57
41	6.05	5.45	4.84	4.24	3.63	3.03	2.42	1.82	1.21	0.61
42	6.41	5.77	5.13	4.49	3.85	3.21	2.56	1.92	1.28	0.64
43	6.76	6.08	5.41	4.73	4.06	3.38	2.70	2.03	1.35	0.68
44	7.13	6.42	5.70	4.99	4.28	3.57	2.85	2.14	1.43	0.71
45	7.18	6.46	5.74	5.03	4.31	3.59	2.87	2.15	1.44	0.72
46	7.66	6.89	6.13	5.36	4.60	3.83	3.06	2.30	1.53	0.77
  B-1

Issue	Duration

Age	1	2	3	4	5	6	7	8	9	10

47	8.14	7.33	6.51	5.70	4.88	4.07	3.26	2.44	1.63	0.81
48	8.63	7.77	6.90	6.04	5.18	4.32	3.45	2.59	1.73	0.86
49	9.11	8.20	7.29	6.38	5.47	4.56	3.64	2.73	1.82	0.91
50	10.00	9.00	8.00	7.00	6.00	5.00	4.00	3.00	2.00	1.00
51	10.67	9.60	8.54	7.47	6.40	5.34	4.27	3.20	2.13	1.07
52	11.35	10.22	9.08	7.95	6.81	5.68	4.54	3.41	2.27	1.14
53	12.02	10.82	9.62	8.41	7.21	6.01	4.81	3.61	2.40	1.20
54	12.70	11.43	10.16	8.89	7.62	6.35	5.08	3.81	2.54	1.27
55	13.01	11.71	10.41	9.11	7.81	6.51	5.20	3.90	2.60	1.30
56	13.99	12.59	11.19	9.79	8.39	7.00	5.60	4.20	2.80	1.40
57	14.97	13.47	11.98	10.48	8.98	7.49	5.99	4.49	2.99	1.50
58	15.96	14.36	12.77	11.17	9.58	7.98	6.38	4.79	3.19	1.60
59	16.93	15.24	13.54	11.85	10.16	8.47	6.77	5.08	3.39	1.69
60	17.91	16.12	14.33	12.54	10.75	8.96	7.16	5.37	3.58	1.79
61	19.52	17.57	15.62	13.66	11.71	9.76	7.81	5.86	3.90	1.95
62	21.12	19.01	16.90	14.78	12.67	10.56	8.45	6.34	4.22	2.11
63	22.73	20.46	18.18	15.91	13.64	11.37	9.09	6.82	4.55	2.27
64	24.34	21.91	19.47	17.04	14.60	12.17	9.74	7.30	4.87	2.43
65	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
66	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
67	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
68	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
69	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
70	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
71	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
72	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
73	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
74	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
75	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
76	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
77	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
78	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
79	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
80	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
81	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
82	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
83	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
84	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
85	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54

  B-2

  APPENDIX C

  SURRENDER PENALTIES PER THOUSAND OF STATED AMOUNT AND INCREASES IN STATED AMOUNT
  (FOR POLICIES ISSUED IN NEW YORK ONLY)

Issue	Duration

Age	1	2	3	4	5	6	7	8	9	10

0	2.04	1.84	1.63	1.43	1.22	1.02	0.82	0.61	0.41	0.20
1	2.04	1.84	1.63	1.43	1.22	1.02	0.82	0.61	0.41	0.20
2	2.04	1.84	1.63	1.43	1.22	1.02	0.82	0.61	0.41	0.20
3	2.04	1.84	1.63	1.43	1.22	1.02	0.82	0.61	0.41	0.20
4	2.04	1.84	1.63	1.43	1.22	1.02	0.82	0.61	0.41	0.20
5	2.19	1.97	1.75	1.53	1.31	1.10	0.88	0.66	0.44	0.22
6	2.19	1.97	1.75	1.53	1.31	1.10	0.88	0.66	0.44	0.22
7	2.21	1.99	1.77	1.55	1.33	1.11	0.88	0.66	0.44	0.22
8	2.23	2.01	1.78	1.56	1.34	1.12	0.89	0.67	0.45	0.22
9	2.26	2.03	1.81	1.58	1.36	1.13	0.90	0.68	0.45	0.23
10	2.39	2.15	1.91	1.67	1.43	1.20	0.96	0.72	0.48	0.24
11	2.46	2.21	1.97	1.72	1.48	1.23	0.98	0.74	0.49	0.25
12	2.54	2.29	2.03	1.78	1.52	1.27	1.02	0.76	0.51	0.25
13	2.65	2.39	2.12	1.86	1.59	1.33	1.06	0.80	0.53	0.27
14	2.75	2.48	2.20	1.93	1.65	1.38	1.10	0.83	0.55	0.28
15	2.76	2.48	2.21	1.93	1.66	1.38	1.10	0.83	0.55	0.28
16	2.77	2.49	2.22	1.94	1.66	1.39	1.11	0.83	0.55	0.28
17	2.79	2.51	2.23	1.95	1.67	1.40	1.12	0.84	0.56	0.28
18	2.82	2.54	2.26	1.97	1.69	1.41	1.13	0.85	0.56	0.28
19	2.90	2.61	2.32	2.03	1.74	1.45	1.16	0.87	0.58	0.29
20	2.86	2.57	2.29	2.00	1.72	1.43	1.14	0.86	0.57	0.29
21	2.93	2.64	2.34	2.05	1.76	1.47	1.17	0.88	0.59	0.29
22	2.99	2.69	2.39	2.09	1.79	1.50	1.20	0.90	0.60	0.30
23	3.04	2.74	2.43	2.13	1.82	1.52	1.22	0.91	0.61	0.30
24	3.06	2.75	2.45	2.14	1.84	1.53	1.22	0.92	0.61	0.31
25	3.08	2.77	2.46	2.16	1.85	1.54	1.23	0.92	0.62	0.31
26	3.14	2.83	2.51	2.20	1.88	1.57	1.26	0.94	0.63	0.31
27	3.25	2.93	2.60	2.28	1.95	1.63	1.30	0.98	0.65	0.33
28	3.37	3.03	2.70	2.36	2.02	1.69	1.35	1.01	0.67	0.34
29	3.47	3.12	2.78	2.43	2.08	1.74	1.39	1.04	0.69	0.35
30	3.49	3.14	2.79	2.44	2.09	1.75	1.40	1.05	0.70	0.35
31	3.64	3.28	2.91	2.55	2.18	1.82	1.46	1.09	0.73	0.36
32	3.78	3.40	3.02	2.65	2.27	1.89	1.51	1.13	0.76	0.38
33	3.92	3.53	3.14	2.74	2.35	1.96	1.57	1.18	0.78	0.39
34	4.08	3.67	3.26	2.86	2.45	2.04	1.63	1.22	0.82	0.41
35	4.19	3.77	3.35	2.93	2.51	2.10	1.68	1.26	0.84	0.42
36	4.43	3.99	3.54	3.10	2.66	2.22	1.77	1.33	0.89	0.44
37	4.66	4.19	3.73	3.26	2.80	2.33	1.86	1.40	0.93	0.47
38	4.91	4.42	3.93	3.44	2.95	2.46	1.96	1.47	0.98	0.49
39	5.14	4.63	4.11	3.60	3.08	2.57	2.06	1.54	1.03	0.51
40	5.69	5.12	4.55	3.98	3.41	2.85	2.28	1.71	1.14	0.57
41	6.05	5.45	4.84	4.24	3.63	3.03	2.42	1.82	1.21	0.61
42	6.41	5.77	5.13	4.49	3.85	3.21	2.56	1.92	1.28	0.64
43	6.76	6.08	5.41	4.73	4.06	3.38	2.70	2.03	1.35	0.68
44	7.13	6.42	5.70	4.99	4.28	3.57	2.85	2.14	1.43	0.71
45	7.18	6.46	5.74	5.03	4.31	3.59	2.87	2.15	1.44	0.72
46	7.66	6.89	6.13	5.36	4.60	3.83	3.06	2.30	1.53	0.77
  C-1

Issue	Duration

Age	1	2	3	4	5	6	7	8	9	10

47	8.14	7.33	6.51	5.70	4.88	4.07	3.26	2.44	1.63	0.81
48	8.63	7.77	6.90	6.04	5.18	4.32	3.45	2.59	1.73	0.86
49	9.11	8.20	7.29	6.38	5.47	4.56	3.64	2.73	1.82	0.91
50	10.00	9.00	8.00	7.00	6.00	5.00	4.00	3.00	2.00	1.00
51	10.67	9.60	8.54	7.47	6.40	5.34	4.27	3.20	2.13	1.07
52	11.35	10.22	9.08	7.95	6.81	5.68	4.54	3.41	2.27	1.14
53	12.02	10.82	9.62	8.41	7.21	6.01	4.81	3.61	2.40	1.20
54	12.70	11.43	10.16	8.89	7.62	6.35	5.08	3.81	2.54	1.27
55	13.01	11.71	10.41	9.11	7.81	6.51	5.20	3.90	2.60	1.30
56	13.99	12.59	11.19	9.79	8.39	7.00	5.60	4.20	2.80	1.40
57	14.97	13.47	11.98	10.48	8.98	7.49	5.99	4.49	2.99	1.50
58	15.96	14.36	12.77	11.17	9.58	7.98	6.38	4.79	3.19	1.60
59	16.20	13.77	11.34	10.53	9.72	8.10	6.48	4.86	3.24	1.62
60	16.30	13.86	11.41	10.60	9.78	8.15	6.52	4.89	3.26	1.63
61	16.50	14.03	11.55	10.73	9.90	8.25	6.60	4.95	3.30	1.65
62	16.70	14.20	11.69	10.86	10.02	8.35	6.68	5.01	3.34	1.67
63	16.90	14.37	11.83	10.99	10.14	8.45	6.76	5.07	3.38	1.69
64	17.20	14.62	12.04	11.18	10.32	8.60	6.88	5.16	3.44	1.72
65	17.40	14.79	12.18	11.31	10.44	8.70	6.96	5.22	3.48	1.74
66	17.70	15.05	12.39	11.51	10.62	8.85	7.08	5.31	3.54	1.77
67	18.00	15.30	12.60	11.70	10.80	9.00	7.20	5.40	3.60	1.80
68	18.40	15.64	12.88	11.96	11.04	9.20	7.36	5.52	3.68	1.84
69	18.80	15.98	13.16	12.22	11.28	9.40	7.52	5.64	3.76	1.88
70	19.50	16.58	13.65	12.68	11.70	9.75	7.80	5.85	3.90	1.95
71	20.50	17.43	14.35	13.33	12.30	10.25	8.20	6.15	4.10	2.05
72	21.70	18.45	15.19	14.11	13.02	10.85	8.68	6.51	4.34	2.17
73	23.00	19.55	16.10	14.95	13.80	11.50	9.20	6.90	4.60	2.30
74	24.40	20.74	17.08	15.86	14.64	12.20	9.76	7.32	4.88	2.44
75	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
76	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
77	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
78	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
79	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
80	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
81	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
82	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
83	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
84	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
85	25.40	22.86	20.32	17.78	15.24	12.70	10.16	7.62	5.08	2.54
  C-2

  To learn more about the Policy, you should read the Statement of Additional Information (SAI) dated the same date as this prospectus, which is incorporated by reference into this Prospectus. For a free copy of the SAI or for other Policy inquiries please contact us by writing to Travelers Life & Annuity, One Cityplace, Hartford, CT 06103-3415, call 1-800-334-4298 or access the SEC’s website (http://www.sec.gov).

  To obtain free copies of personalized illustrations of death benefits, cash surrender values, and cash values please contact your agent or registered representative.

  The SAI contains additional information about the Registrant and can be reviewed and copied at the Commission’s Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the Registrant are available on the Commission’s Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549-0102.

  Investment Company Act File Numbers: 811-03927 and 811-07411

                                     PART B

          INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

                 TRAVELERS VARIABLE LIFE ACCUMULATOR - SERIES 3

                   PART B: STATEMENT OF ADDITIONAL INFORMATION

                                      (SAI)

                                      DATED

                                  MAY 10, 2004

                                       FOR

                THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE

                                  (REGISTRANT)

                                    ISSUED BY

                         THE TRAVELERS INSURANCE COMPANY

                                   (DEPOSITOR)

This Statement of Additional Information ("SAI") is not a prospectus. This SAI contains additional information about the Contract and The Travelers Insurance
Company. You should read this SAI in conjunction with the prospectuses for the
Flexible Premium Variable Life Insurance Contract dated May 10, 2004 for
Travelers Variable Life Accumulator - Series 3, ("the Contract"). The defined terms used in this SAI are as defined in the prospectuses.

Copies of the prospectuses may be obtained by writing to The Travelers Insurance
Company, One Cityplace, Hartford, Connecticut 06103-3415, or by calling
1-800-334-4298 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                       1

                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY                                               3
   The Depositor                                                              3
   State Regulation                                                           3
   The Registrant                                                             3
   Registration Statement                                                     3
   The Custodian                                                              3

UNDERWRITING AND SERVICE AGREEMENTS                                           3
   Distribution and Principal Underwriting Agreement                          3
   Compensation                                                               3
   Distribution and Service Fees (12b-1 fees)                                 4

VALUATION OF ASSETS                                                           4
   Investment Options                                                         4
   The Cash Value                                                             4
   Accumulation Unit Value                                                    5

ADDITIONAL INFORMATION ABOUT CHARGES                                          5
   Special Purchase Plans                                                     5
   Underwriting Procedures                                                    5
   Increases and Decreases in Stated Amount                                   5

RESTRICTIONS ON FINANCIAL TRANSACTIONS                                        5

INDEPENDENT AUDITORS                                                          6

FINANCIAL STATEMENTS                                                          6

                                       2

                         GENERAL INFORMATION AND HISTORY

THE DEPOSITOR. The Travelers Insurance Company (the "Company") is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states of the United States, the District of
Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the
Bahamas. The Company's Home Office is located at One Cityplace, Hartford,
Connecticut 06183, and its telephone number is (860) 308-1000.

The Company is a wholly owned subsidiary of Citigroup Insurance Holding
Corporation, which is an indirect, wholly owned subsidiary of Citigroup Inc.
("Citigroup"), a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through the
Global Consumer, Global Corporate, Global Investment Management and Private
Banking, and Investment Activities.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the Commissioner). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE REGISTRANT. The Travelers Insurance Company sponsors a separate account: The
Travelers Fund UL for Variable Life Insurance (Fund UL). Fund UL was established under the laws of Connecticut on November 10, 1983. Fund UL is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940 and qualify as a "a separate account."
Separate Accounts are primarily designed to keep policy assets separate from other company assets.

REGISTRATION STATEMENT. Registration Statements have been filed with the
Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statements, their amendments and exhibits, contain information beyond that found in the prospectuses and the SAI.

THE CUSTODIAN. The Company holds title to the assets in the Separate Account.

                       UNDERWRITING AND SERVICE AGREEMENTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. Travelers Distribution LLC
("TDLLC"), serves as principal underwriter for Fund UL and the Contract, which are offered on a continuous basis, pursuant to the terms of the Distribution and
Principal Underwriting Agreement among Fund UL, TDLLC and the Company. TDLLC's principal executive offices are located at One Cityplace, Hartford, Connecticut.
TDLLC is registered as a broker-dealer with the Securities and Exchange
Commission (SEC) under the Securities Exchange Act of 1934 (the 1934 Act), as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. (NASD). TDLLC is
affiliated with the Company and Fund UL. TDLLC, as the principal underwriter and distributor does not receive any fees on the Policies.

TDLLC enters into selling agreements with broker-dealers, including Tower Square
Securities, which is affiliated with the Company and Fund UL, to distribute
(sell) the Contract. TDLLC and these broker-dealers are registered with the SEC and are members of the National Association of Securities Dealers, Inc. (NASD).
Anyone selling the Policies must be a registered representative of a broker-dealer and must also be licensed as an insurance agent to sell variable life insurance products.

COMPENSATION. Broker-dealers who have selling agreements with TDLLC are paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policy typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. Compensation paid on the
Policies, as well as other incentives or payments, are not assessed as an additional direct charge to Policy owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy and from profits on

                                       3

payments received by the Company and TDLLC for providing administrative, marketing and other support and services to the Funds.

Certain broker-dealer firms may receive additional compensation or reimbursement for, among other things, training of sales personnel, marketing or other services they provide to the Company or our affiliates, and may be based on aggregate or anticipated sales of the Policies, meeting certain sales thresholds and/or overhead expenses incurred by the broker-dealer firms in offering the variable product. These special compensation arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. The Company and TDLLC have entered into such arrangements with Interlink Securities, Inc., Intersecurities, Inc., NFP Securities, Inc.,
The Leaders Group, Tower Square Securities, Inc., Transamerica Financial
Advisers, Inc., Highland Capital Securities, Inc. and Underwriter Equity
Corporation. Any such compensation payable to a broker-dealer firm will be made by TDLLC or the Company out of their own assets and will not result in any additional direct charge to you.

The amount and timing of overall compensation, including both commissions and additional compensation as outlined above, may vary depending on the selling and other agreementS in place, but is not expected to exceed 130.28% of the target premium and 6.5% of excess premium paid in the first Policy Year. The maximum compensation payable will not exceed 6.5% of the annual renewal premium paid after Policy Year 1. We may also periodically establish commission specials;
however, commissions paid under these specials will not exceed the amounts described immediately above. To the extent permitted by NASD rules and other applicable laws and regulations, TDLLC may pay or allow other promotional incentives or payments in the form of cash or other compensation.

The Company and TDLLC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser to one or more Funds or serves as a subadviser to a Fund of The Travelers Series
Trust or Travelers Series Fund Inc., which are offered under the Policies. These firms include Fidelity Management & Research Company, Morgan Stanley Investment
Advisers Inc., Merrill Lynch Investment Managers, L.P., Salomon Brothers Asset
Management and Smith Barney Fund Management.

                               VALUATION OF ASSETS

INVESTMENT OPTIONS. The value of the assets of each Investment Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock
Exchange is open. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market"
(computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CASH VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of an Investment Option from one valuation period to the next. The net investment factor for an Investment Option for any valuation period is equal to the

                                       4

sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Investment Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge).
The gross investment rate of an Investment Option is equal to (a) minus (b), divided by (c) where:

          (a) = investment income plus capital gains and losses (whether realized or unrealized);

          (b) = any deduction for applicable taxes (presently zero); and

          (c) = the value of the assets of the Investment Option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. An Investment
Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each Investment
Option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended.
The net investment factor is calculated for each Investment Option and takes into account the investment performance, expenses and the deduction of certain expenses.

                  ADDITIONAL INFORMATION ABOUT CONTRACT CHARGES

SPECIAL PURCHASE PLANS. We reserve the right to waive all or a part of any fee we charge under the Contract (excluding Fund expenses). Factors we consider include one or more of the following: size and type of group to whom the
Contract is issues; amount of expected premiums; relationship with us or an affiliated company, receiving distributions or making transfers from other contract we or one of our affiliates issue; type and frequency of administrative and sales service provided; or any other factor we determine relevant. Any fee modification will not discriminate unfairly against protected classes of individuals and will be done according to our rules in effect at the time the
Policy is issued.

UNDERWRITING PROCEDURES. The Contract's cost of insurance depends on the insured's sex, issue age, risk class and length of time the Contract has been in force. The rates will vary depending on tobacco use and other risk factors.
Guaranteed cost of insurance rates are based on the Insured's attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female
Mortality Tables. The maximum rates for the tables-rated substandard insureds are based on a multiple (shown in the schedule pages of the Contract) of the above rates. We may add flat extra ratings to reflect higher mortality risk. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

The cost of insurance rates, Policy charges, and payment options for Contracts issued in Montana, and perhaps other states are issued on a gender-neutral
(unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

INCREASES AND DECREASES IN STATED AMOUNT. After the first Policy Year, You may request in writing to change the Stated Amount. When your Stated Amount changes, your policy charges and possibly your Death Benefit will also change. If you increase or decrease your Stated Amount your Contract may become a modified endowment contract (MEC) under federal tax law (please see the Federal Income
Taxes section of the Prospectus for more information and consult your tax adviser for information on the impact a modified endowment contract may effect you).

Under some circumstances you will need to provide evidence that the insured is still insurable. Any change in Stated Amount will be effective on either the next or prior Monthly Deduction Date after the change has been approved by us.

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

If mandated under applicable law, we may be required to reject a premium payment. We may also be required to freeze a Policy Owner's account and refuse to pay any request for transfers, withdrawals, surrenders, loan or death benefit until instructions are received from the appropriate regulators.

                                       5

                              INDEPENDENT AUDITORS

[___________], One Financial Plaza, Hartford, CT 06103 has been selected as independent auditors to examine and report on the Company's and Separate
Account's financial statements.

The financial statements of the Travelers Fund UL for Variable Life Insurance as
of December 31, 2003, and for each of the years in the two-year period ended
December 31, 2003, have been included herein and in the registration statement in reliance upon the report of [___________], independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedules of The Travelers Insurance
Company and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been included herein and in the registration statement in reliance upon the reports of
[___________], independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the December 31, 2003, consolidated financial statements and schedules refer to changes in the Company's methods of accounting for goodwill and other intangible assets in 2003, and for derivative instruments and hedging activities and for securitized financial assets in 2002.

                              FINANCIAL STATEMENTS

The financial statements of the Travelers Insurance Company and The Travelers
Fund UL for Variable Life Insurance follow this page of the SAI. The financial statements of the Company only bear on the Company's ability to meet its obligations under the Contract and should not be considered as bearing on the investment performance of the Separate Account. The financial statements of the
Separate Account present the investment performance of the separate accounts.

                                       6

                         THE TRAVELERS INSURANCE COMPANY
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

L-11843S-R                                                              May 2004

                                     PART C

                                OTHER INFORMATION

ITEM 27.      EXHIBITS

     EXHIBIT
      NUMBER      DESCRIPTION

        a.        Resolution of the Board of Directors of The Travelers
                  Insurance Company authorizing the establishment of the
                  Registrant. (Incorporated herein by reference to Exhibit No. 1 to Post-Effective Amendment No. 17 to the Registration
                  Statement on Form S-6 filed April 29, 1996.)

        b.        Not Applicable.

       c.1.       Distribution and Principal Underwriting Agreement among the
                  Registrant, The Travelers Insurance Company and Travelers
                  Distribution LLC (Incorporated herein by reference to Exhibit
                  c.1 to Post Effective Amendment No. 3 to the Registration
                  Statement on Form N-6, File No. 333-56952 filed February 7,
                  2003.)

       c.2.       Specimen Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 2 to the
                  Registration Statement on Form N-4, File No. 333-65942 filed
                  April 15, 2003.)

       d.1.       Form of Variable Life Insurance Contracts. To be filed by
                  amendment.

       d.2.       Riders. To be filed by amendment.

        e.        Application for Variable Life Insurance Contracts.
                  (Incorporated herein by reference to Exhibit e to
                  Post-Effective Amendment No. 4 to the Registration Statement
                  on Form N-6, File No. 333-96519, filed February 10, 2003.)

       f.1.       Charter of The Travelers Insurance Company, as amended on
                  October 19, 1994. (Incorporated herein by reference to Exhibit
                  6(a) to the Registration Statement filed on Form N-4, File No.
                  333-40193, filed November 13, 1997.)

       f.2.       By-Laws of The Travelers Insurance Company, as amended on
                  October 20, 1994. (Incorporated herein by reference to Exhibit
                  6(b) to the Registration Statement filed on Form N-4, File No.
                  333-40193, filed November 13, 1997.)

        g.        Specimen Reinsurance Contracts. (Incorporated herein by
                  reference to Exhibit g to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, File No. 333-56952,
                  filed February 7, 2003.)

        h.        Specimen Participation Agreements. (Incorporated herein by reference to Exhibit h to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, File No. 333-56952,
                  filed February 7, 2003.)

        i.        Administrative Contracts. Not applicable.

        j.        None

        k.        Opinion of counsel as to the legality of the securities being registered. To be filed by amendment.

        m.        Calculations. To be filed by amendment.

        n.        Other Opinions. To be filed by amendment.

        o.        Omitted Financial Statements. Not applicable.

        p.        Initial Capital Agreements. Not applicable.

        q.        Redeemability Exemption. To be filed by amendment.

       r.1.       Powers of Attorney authorizing Ernest J. Wright or Kathleen A.
                  McGah as signatories for George C. Kokulis, Glenn D. Lammey,
                  Marla Berman Lewitus and Kathleen L. Preston. (Incorporated
                  herein by reference to Exhibit r.1 to Post-Effective Amendment
                  No. 5 to the Registration Statement on Form N-6 File No.
                  333-69773, filed February 19, 2003.)

ITEM 28.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
------------------           ----------------------

George C. Kokulis            Director, Chairman, President and
                             Chief Executive Officer

Glenn D. Lammey              Director, Senior Executive Vice President,
                             Chief Financial Officer, Chief Accounting Officer

Kathleen L. Preston          Director and Executive Vice President

Edward W. Cassidy            Senior Vice President

Winnifred Grimaldi           Senior Vice President

Marla Berman Lewitus         Director, Senior Vice President and General Counsel

Brendan Lynch                Senior Vice President

David A. Tyson               Senior Vice President

David A. Golino              Vice President and Controller

Mark Reilly                  Vice President and Actuary

Anthony Cocolla              Vice President

Tim W. Still                 Vice President

Linn K. Richardson           Second Vice President and Actuary

Mahir Dugentas               Actuary

Gene Lunman                  Vice President and Actuary

Lawrence Segal               Actuary

Ernest J. Wright             Vice President and Secretary

Kathleen A. McGah            Assistant Secretary and Deputy General Counsel

Principal Business Address:

         The Travelers Insurance Company
         One Cityplace
         Hartford, CT  06103-3415

ITEM 29.      PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR
              OR REGISTRANT

Incorporated by reference to Exhibit 16 to Post-Effective Amendment No. 2 to the
Registration Statement on Form N-4, File No. 333-65942, filed April 15, 2003.

ITEM 30.      INDEMNIFICATION

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes
("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation

shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant.
This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of
1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.      PRINCIPAL UNDERWRITER

(a)  Travelers Distribution LLC

     One Cityplace

     Hartford, CT 06103-3415

Travelers Distribution LLC also serves as principal underwriter and distributor for the following funds:

The Travelers Fund U for Variable Annuities, The Travelers Fund VA for Variable
Annuities, The Travelers Fund BD for Variable Annuities, The Travelers Fund BD
II for Variable Annuities, The Travelers Fund BD III for Variable Annuities, The
Travelers Fund BD IV for Variable Annuities, The Travelers Fund ABD for Variable
Annuities, The Travelers Fund ABD II for Variable Annuities, The Travelers
Separate Account PF for Variable Annuities, The Travelers Separate Account PF II
for Variable Annuities, The Travelers Separate Account QP for Variable
Annuities, The Travelers Separate Account TM for Variable Annuities, The
Travelers Separate Account TM II for Variable Annuities, The Travelers Separate
Account Five for Variable Annuities, The Travelers Separate Account Six for
Variable Annuities, The Travelers Separate Account Seven for Variable Annuities,
The Travelers Separate Account Eight for Variable Annuities, The Travelers
Separate Account Nine for Variable Annuities, The Travelers Separate Account Ten
for Variable Annuities, The Travelers Fund UL for Variable Life Insurance, The
Travelers Fund UL II for Variable Life Insurance, The Travelers Fund UL III for
Variable Life Insurance, The Travelers Variable Life Insurance Separate Account
One, The Travelers Variable Life Insurance Separate Account Two, The Travelers
Variable Life Insurance Separate Account Three, The Travelers Variable Life
Insurance Separate Account Four, The Travelers Separate Account MGA, The
Travelers Separate Account MGA II, The Travelers Growth and Income Stock Account
for Variable Annuities, The Travelers Quality Bond Account for Variable
Annuities, The Travelers Money Market Account for Variable Annuities, The
Travelers Timed Growth and Income Stock Account for Variable Annuities, The
Travelers Timed Short-Term Bond Account for Variable Annuities and The Travelers
Timed Aggressive Stock Account for Variable Annuities, Citicorp Life Variable
Annuity Separate Account and First Citicorp Life Variable Annuity Separate
Account, TIC Separate Account Eleven for Variable Annuities, TLAC Separate
Account Twelve for Variable Annuities, TIC Separate Account Thirteen for
Variable Annuities, TLAC Separate Account Fourteen for Variable Annuities, TIC
Variable Annuity Separate Account 2002, and TLAC Variable Annuity Separate
Account 2002.

(b)  NAME AND PRINCIPAL        POSITIONS AND OFFICES
     BUSINESS ADDRESS          WITH UNDERWRITER
     ------------------        ----------------

     Kathleen L. Preston       Board of Manager

     Glenn D. Lammey           Board of Manager

     William F. Scully III     Board of Manager

     Donald R. Munson, Jr.     Board of Manager, President, Chief Executive
                               Officer and Chief Operating Officer

     Tim W. Still              Vice President

     Anthony Cocolla           Vice President

     John M. Laverty           Treasurer and Chief Financial Officer

     Stephen E. Abbey          Chief Compliance Officer

     Alison K. George          Director and Chief Advertising Compliance Officer

     Stephen T. Mullin         Chief Compliance Officer

     Ernest J. Wright          Secretary

     Kathleen A. McGah         Assistant Secretary

     William D. Wilcox         Assistant Secretary

The business address for all the above is: One Cityplace, Hartford, CT
06103-3415.

(c)  Travelers Distribution LLC ("TDLLC"), as the principal underwriter and distributor, does not receive any fees on the Policies. The Company pays compensation directly to broker-dealers who have selling agreements with
     TDLLC.

     Tower Square Securities, Inc. provides certain limited services to TDLLC in the course of ordinary business as a principal underwriter to maintain its status as a broker-dealer in good standing with the NASD. Tower Square
     Securities, Inc. allocates such expenses to TDLLC.

ITEM 32.      LOCATION OF ACCOUNTS AND RECORDS

(1)  The Travelers Insurance Company

     One Cityplace

     Hartford, Connecticut 06103-3415

ITEM 33.      MANAGEMENT SERVICES

Not Applicable.

ITEM 33.      MANAGEMENT SERVICES

Not Applicable.

ITEM 34.      FEE REPRESENTATION

The Company hereby represents that the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the
Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of
1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of
Hartford, and State of Connecticut, on this 26th day of February 2004.

                THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE
                                  (Registrant)

                         THE TRAVELERS INSURANCE COMPANY
                                   (Depositor)

                                   By: *GLENN D. LAMMEY
                                       -----------------------------------------
                                       Glenn D. Lammey, Chief Financial Officer,
                                       Chief Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated
on the 26th day of February 2004.

*GEORGE C. KOKULIS                      Director, President and Chief Executive
------------------------------          Officer (Principal Executive Officer)
(George C. Kokulis)

*GLENN D. LAMMEY                        Director, Chief Financial Officer, Chief
------------------------------          Accounting Officer (Principal Financial
(Glenn D. Lammey)                       Officer)

*MARLA BERMAN LEWITUS                   Director
------------------------------
(Marla Berman Lewitus)

*KATHLEEN L. PRESTON                    Director
------------------------------
(Kathleen L. Preston)

*By:     /s/Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT
 LETTER   DESCRIPTION                                           METHOD OF FILING

   d.1    Form of Variable Life Insurance Contract.             To be filed by amendment.

   d.2    Riders.                                               To be filed by amendment.

   k.     Opinion of Counsel as to the legality of the          To be filed by amendment.
          securities being registered.

   m.     Calculations.                                         To be filed by amendment.

   n.     Consent of Independent Auditors.                      To be filed by amendment.

   q.     Redeemability Exemption.                              To be filed by amendment.